EXHIBIT 99.1



                                                             CONFORMED COPY

                           DATED 7th August, 2000


                          WPP FINANCE CO. LIMITED

                                    and

                        WPP GROUP U.S. FINANCE CORP.
                               (as Borrowers)

                               WPP GROUP PLC
                               (as Guarantor)

                         CITIBANK INTERNATIONAL PLC
                            (as Facility Agent)

                                    and

                       THE LENDERS HEREIN REFERRED TO

                  ---------------------------------------

                   REVOLVING CREDIT FACILITY AND TERM OUT
                             FACILITY AGREEMENT

                  ----------------------------------------



FOR THE LENDERS:                                         FOR WPP GROUP PLC:

CLIFFORD CHANCE                                          ALLEN & OVERY
LIMITED LIABILITY PARTNERSHIP
200 Aldersgate Street                                    One New Change
London  EC1A 4JJ                                         London EC4M 9QQ

                                  CONTENTS

CLAUSES                                                                PAGE

1.   Interpretation.......................................................1
2.   Amount and purpose of the Facility..................................11
3.   Syndicate and Borrowers and Guarantors..............................11
4.   Conditions Precedent................................................13
5.   Utilisation of Facility.............................................15
6.   Alternative Currencies for Facility.................................17
7.   Interest and Fees...................................................18
8.   Reduction of Facility and Repayment.................................20
9.   Prepayment and Cancellation.........................................21
10.  Representations and Warranties......................................23
11.  Undertakings........................................................25
12.  Changes in Circumstances............................................30
13.  Payments............................................................33
14.  Default.............................................................38
15.  Indemnity...........................................................41
16.  Guarantee...........................................................42
17.  The Facility Agent..................................................45
18.  Fees and Expenses...................................................49
19.  Set-off and Pro Rata Sharing........................................50
20.  Benefit of Agreement................................................52
21.  Further Provisions..................................................54

SCHEDULES

1.   Lenders and Commitments.............................................58
2.   Calculation of the Mandatory Cost...................................61
3.   Request in respect of Advances......................................63
4.   Certificate.........................................................66
5.   Form of Accession Notice............................................67
6.   Notice of Proposed Substitution.....................................68
7.   Form of Novation Agreement..........................................69
8.   Form of Transfer Certificate........................................72

SIGNATORIES..............................................................75

THIS AGREEMENT is made the 7th day of August, 2000.

BETWEEN:

1.   WPP GROUP plc of 27 Farm  Street,  London  W1X 6RD as  guarantor  (the
     "COMPANY");

2. WPP FINANCE CO. LIMITED of 27 Farm Street, London W1X 6RD as borrower ("WPP FINANCE");

3. WPP GROUP U.S. FINANCE CORP. of 14th Floor, Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7399, USA as borrower; ("WPP GROUP U.S. FINANCE");

4. CITIBANK INTERNATIONAL plc of PO Box 78, 335 Strand, London WC2R 1LS (the "FACILITY AGENT"); and

5.   THE  BANKS  AND  FINANCIAL  INSTITUTIONS  listed  in  Schedule  1 (the
     "LENDERS").

IT IS AGREED AS FOLLOWS:

1.   INTERPRETATION

1.1  DEFINITIONS

     In this Agreement each of the following expressions has, except where the context otherwise requires, the meaning shown opposite it:

     "ACCESSION NOTICE" means in respect of a proposed additional Borrower, a notice substantially in the form set out in Schedule 5 duly completed and signed on behalf of the proposed additional Borrower and the Borrowers' Agent;

     "ACCOUNTS RECEIVABLE FACILITIES" means the receivables purchase facility in an amount, on 3rd July, 1998, of up to $350,000,000 under the pooling and servicing agreement dated 3rd December, 1993 between Capital III Corp. as the seller, WPP Group USA Inc., as the servicer and Mellon Bank N.A., as the Trustee, together with all related transaction documents as amended, increased, restated, extended, refinanced or replaced from time to time;

     "ADVANCE" means the principal amount of each amount made available to a Borrower hereunder in respect of the Facility by way of advance or roll-over or (as the context requires) the principal amount thereof for the time being outstanding;

     "AGENT'S SPOT RATE OF EXCHANGE" means the spot rate of exchange determined by the Facility Agent for the purchase with one currency of any other relevant currency in the London foreign exchange market at or about 11.00 a.m. on the day in question for delivery two Business Days later, the Facility Agent's certificate of such rate being conclusive in the absence of manifest error;

     "ALTERNATIVE CURRENCY" means any currency (other than dollars) which is freely transferable and immediately convertible into dollars and available in the London Interbank Market;

     "APPLICABLE ACCOUNTING PRINCIPLES" means accounting principles and practices which at the Signing Date are generally accepted in the United Kingdom;

     "AVAILABILITY PERIOD" means the period commencing on the Signing Date and ending at the close of business in New York on the Final Drawing Date;

     "BACK TO BACK LOAN" means any loan or other financial accommodation made available to a member of the Group to the extent that the creditor has recourse directly or indirectly to a deposit of cash or cash equivalent investments beneficially owned by any member of the Group placed, as part of a related transaction, with that creditor (or an affiliate of that creditor) or a financial institution approved by that creditor on the basis that the deposit be available, directly or indirectly, so as to reduce the economic exposure of the creditor to the Group, when looking at the related transactions together, to a net amount;

     "BORROWER" means WPP Finance, WPP Group U.S. Finance and any additional Borrower as shall accede to this Agreement pursuant to clause 3.7 or be substituted under clause 3.9, in each case so long as they remain or are required to remain Borrowers and, as the context requires, together the "BORROWERS";

     "BORROWERS' AGENT" means the Company as agent for the Borrowers and the Guarantor and each of them in accordance with clause 3.5;

     "BUSINESS DAY" means a day (other than a Saturday or Sunday) on which banks are open in London for the transaction of business of the nature required by this Agreement and:

     (a) in relation to a day on which a payment is to be made in a currency other than euros in the place of the principal domestic market of the currency of such payment; and

     (b) which is (in relation to any fixing date for euros), a TARGET day;

     "COMMITMENT" means in relation to a Lender, the principal amount set opposite its name in Column 2 of Schedule 1 as reduced or cancelled from time to time in accordance with this Agreement (subject to any transfer effected in accordance with clause 20.2);

     "CONSOLIDATED REVOLVING FACILITY AGREEMENT" means the consolidated revolving facility agreement dated 3rd July, 1998 between the Company and the other borrowers, the guarantors, the facility agent, the lenders and the arrangers (in each case as named therein);

     "DOLLARS" and "$" mean the lawful currency of the United States of America;

     "DOLLAR AMOUNT" means:

     (a) in relation to any Advance or other amount denominated in dollars, its principal amount; or

     (b) in relation to any Advance in an Alternative Currency, the Dollar Equivalent of the principal amount of such Advance determined on the latest date on which a Request is received by the Facility Agent; or

     (c) in relation to any other amount denominated in a currency other than dollars, the Dollar Equivalent of such amount determined on the date on which such amount was last advanced to the relevant Borrower;

     "DOLLAR EQUIVALENT" means in relation to any amount denominated in any currency other than dollars, the equivalent thereof in dollars as determined by the Facility Agent on the basis of the Agent's Spot Rate of Exchange on the date of determination;

     "DRAWING DATE" means a Business Day upon which any Advance is to be made available;

     "EARN-OUT PAYMENT" means any payment made or to be made to a former shareholder in a Subsidiary pursuant to arrangements made in connection with the acquisition of such Subsidiary by any member of the Group and related to the performance of that Subsidiary, including any payment in respect of loan notes issued to such former shareholder in connection with the said acquisition but excluding payments under Employee Incentive Plans;

     "ELIGIBLE   COMPANY"   means  any  of  the  Borrowers  and  any  other
     Subsidiary;

     "EMPLOYEE INCENTIVE PLAN" means any arrangement entered into by any member of the Group (other than Earn-out Payments) for the payment for services, acquisition or purchase of shares, warrants or other equity linked instruments of any kind (or options for any of the foregoing) or similar arrangements from any person (or any entity on behalf of or ultimately for the benefit of that person) primarily for the purpose of incentivising or compensating that person for services to any member of the Group in the nature of services of employment;

     "EURIBOR" means in relation to any Advance in euros:

     (a)  the applicable Screen Rate; or

     (b) if the Screen Rate is not available for the relevant period, the arithmetic mean of the rates (rounded upwards to five decimal places) as supplied to the Facility Agent at its request quoted by the Reference Banks to leading banks in the European Interbank Market, at or about 11.00a.m. Brussels time on the Rate Fixing Day for the offering deposits in euros for a period comparable to the relevant Interest Period.

     "EURO" and "[Euro Symbol]" mean the single currency of the Participat-ing Participating Member States;

     "EVENT OF DEFAULT" means any of the events mentioned in clause 14.1;

     "EXCEPTIONAL ITEMS" has the meaning given to it in the Applicable Accounting Principles but shall exclude any items falling within the definition of Extraordinary Items;

     "EXISTING CREDIT AGREEMENTS" means:

     (a) the $200m 364 day unsecured revolving credit facility dated 30th June, 1999 arranged by Citibank, N.A. for Young & Rubicam; and

     (b) the $400m five year unsecured revolving credit facility dated 15th May, 1998 arranged by Citibank, N.A. for Young & Rubicam;

     "EXTRAORDINARY ITEMS" has the meaning given to it in the Applicable Accounting Principles;

     "FACILITY" means the multicurrency facility, the terms and conditions of which are set out in this Agreement;

     "FACILITY AGENT" means Citibank International plc or any successor as facility agent of the Lenders under the Financing Documents;

     "FINAL MATURITY" means either:

     (a) (in the case of Advances (other than Term-out Advances) and the Commitments of the Lenders) 364 days from the date of this Agreement (or such alternative date as may from time to time be determined in accordance with clause 8.3); or

     (b) in the case of a Term-out Advance, a Business Day falling not later than three years from the date of this Agreement selected pursuant to clauses 5.1 and 8.4;

     "FINAL DRAWING DATE" the date falling seven days prior to the date falling 364 days from the date of this Agreement (or such alternative date as may from time to time be determined in accordance with clause 8.3);

     "FINANCING DOCUMENTS" means this Agreement, the Accession Notices, and any other document designated as such by the Facility Agent and the Borrowers' Agent in writing;

     "GROUP" means the Company and the Subsidiaries;

     "GUARANTEED AMOUNTS" means any and all amounts whatsoever (including, without limitation, interest after the filing of a petition initiating a proceeding referred to in clause 14.1(F), whether or not such interest constitutes an allowed claim for the purposes of such proceeding) which are to be paid by the Borrowers (or any of them) to the Facility Agent or the Lenders (or any of them) under the Financing Documents;

     "GUARANTOR" means the Company;

     "HOLDING COMPANY" means in relation to a person, an entity of which that person is a Subsidiary;

     "INTEREST PAYMENT DATE" means for any Advance, the last day of an Interest Period and for any Interest Period longer than six months the date falling six months after the first day of such Interest Period and the last day of such Interest Period;

     "INTEREST PERIOD" means for any Advance, the period determined in accordance with clause 7.2;

     "LENDERS"  means  the  banks  and  financial  institutions  listed  in
     Schedule 1 and their respective successors, transferees and assigns as such;

     "LIBOR" means:

     (a)  the applicable Screen Rate; or

     (b) if no Screen Rate is available for the relevant currency and period, the arithmetic mean (rounded upwards to five decimal places) of the rates, as supplied to the Facility Agent at its request, quoted by the Reference Banks to leading banks in the London Interbank Market, at or about 11.00a.m. on the applicable Rate Fixing Day for the offering of deposits in the currency of the relevant Advance for a period comparable to the relevant Interest Period.

     "LOAN"  means  the  aggregate  of  Advances   outstanding  under  this
     Agreement;

     "(POUND)", "POUNDS" and "STERLING" mean the lawful currency of the United Kingdom of Great Britain and Northern Ireland;

     "MAJORITY LENDERS" means at any time, Lenders whose Commitments represent more than 66 2/3% in aggregate of the Total Commitments;

     "MANDATORY COST" means:

     (i) the cash ratio and special deposit requirements of the Bank of England and/or the banking supervision or other costs imposed by the Financial Services Authority, as determined in accordance with Schedule 2;

     (ii) in relation to an Advance denominated in dollars to a US Subsidiary made available by a US incorporated bank or a US branch of a non-US incorporated bank, the cost (if any) certified by that Lender as being the cost to it of complying with Regulation D of the Board of Governors of the Federal Reserve
          System of the United States of America attributable to such Advance; and

     (iii)in relation to an Advance denominated in any other currency, the cost (if any) certified by any relevant Lender as being the cost to it of complying with any applicable regulatory or central bank requirement relating to Advances in that currency made through a branch in the jurisdiction of the relevant currency (including, for the avoidance of doubt, any reserve asset requirements of the European Central Bank);

     "MARGIN" has the meaning given thereto in clause 7.1;

     "MATERIAL   SUBSIDIARY"   means  at  any  time,  a  Subsidiary   whose
     consolidated revenues are at least 5% of the aggregate of the total consolidated revenues of all members of the Group. For this purpose:

     (i) in the case of a company which itself has subsidiaries, the calculation shall be made by using the consolidated revenues of it and its subsidiaries;

     (ii) the calculation of consolidated revenues shall be made by reference to:

          (a) the accounts of the relevant Subsidiary (consolidated where necessary) used for the purpose of the most recent audited consolidated accounts of the Company; and

          (b) the accounts of each member of the Group used for the purpose of those audited consolidated accounts of the Company;

     "MERGER" means the merger of the Company and Young & Rubicam;

     "MEDIA  GUARANTEE"  means a guarantee issued or to be issued in favour
     of  the  Independent   Television   Association  and/or  Channel  Four
     Television Corporation;

     "NOTICE OF PROPOSED SUBSTITUTION" means in respect of a proposed substitute Borrower, the notice delivered by the Borrowers' Agent to the Facility Agent in the form set out in Schedule 6;

     "NOVATION  AGREEMENT"  means  in  respect  of  a  proposed  substitute
     Borrower,  a novation  agreement  substantially in the form set out in
     Schedule 7 duly executed or to be executed by the parties thereto;

     "OUTSTANDINGS" means the aggregate of the Dollar Amounts of all Advances for the time being outstanding under the Facility;

     "PARTICIPATING MEMBER STATE" means a member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Economic and Monetary Union;

     "POTENTIAL EVENT OF DEFAULT" means any event which with the giving of notice, expiry of any grace period or satisfaction of any other condition specified in clause 14.1 would constitute an Event of Default;

     "RATE FIXING DAY" means:

     (a) the second Business Day before the first day of an Interest Period for an Advance; or

     (b) in the case of an Advance in euros only, the second TARGET day before the first day of an Interest Period for that Advance; or

     (c) in the case of an Advance in Sterling only, the first day of the Interest Period for that Advance; or

     such other day on which it is market practice in the relevant interbank market for leading banks to give quotations for deposits in the relevant currency for delivery on the first day of the Interest Period of an Advance, as determined by the Facility Agent.

     "RATIO  CERTIFICATE"  means  the  certificate  referred  to in  clause
     11.5(B);

     "REFERENCE BANKS" means subject to clause 7.7, the principal London office of each of Barclays Bank PLC, Citibank, N.A., HSBC Bank plc and Bank of America N.A. and any replacement Lender nominated under clause 7.8;

     "REQUEST" means a notice of drawing substantially in the form set out in Schedule 3 duly completed and signed by the Borrowers' Agent;

     "SECURITY INTEREST" means any mortgage, charge, pledge, lien or other security interest;

     "SCREEN RATE" means:

     (a) in relation to LIBOR, the average British Bankers Association Interest Settlement Rate for the relevant currency and period; and

     (b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period,

     displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or the services ceases to be available, the Facility Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower's Agent and the Lenders;

     "SHARING LENDER" has the meaning given thereto in clause 19.2(G);

     "SIGNING DATE" means the date of this Agreement;

     "SUBSIDIARY" means a subsidiary for the time being of the Company and "SUBSIDIARIES" shall refer to all such subsidiaries;

     "TARGET DAY" means a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open for settlement of payments in euro;

     "TERM-OUT ADVANCE" means an Advance with a Final Maturity after the date which is 364 days from the date of this Agreement (or such alternative date as may from time to time be agreed in accordance with clause 8.3);

     "TERM-OUT REQUEST" means a notice of drawing of a Term-out Advance substantially in the form set out in Part II of Schedule 3;

     "TOTAL COMMITMENTS" means the aggregate amount for the time being of all the Commitments in respect of all the Lenders;

     "TOTAL OUTSTANDINGS" means the aggregate amount from time to time of all Outstandings in respect of all the Lenders;

     "TRANSFER CERTIFICATE" means a certificate substantially in the form of Schedule 8 delivered by a Lender to the Facility Agent pursuant to clause 20.3;

     "U.S. BORROWER" and "U.S. SUBSIDIARY" mean a Borrower or Subsidiary, as the case may be, incorporated under the laws of any State in the United States of America; and

     "YOUNG & RUBICAM" means Young & Rubicam Inc.

1.2  FINANCIAL DEFINITIONS

     In this Agreement the following expressions have the following meanings:

     "BORROWINGS" means:

     (A) moneys borrowed or raised (including, without limitation, amounts advanced under the Accounts Receivable Facility and any accounts receivable facility entered into on or after the 3rd July, 1998.

     (B)  any  liability  under  any  bond,  bill   discounting   facility,
          debenture, note or other similar debt security or under acceptance credit or note purchase facilities, letter of credit, subordinated debt or any amount raised pursuant to an issue of shares which are expressed to be redeemable (in cash or in instruments which would themselves constitute Borrowings) on or prior to Final Maturity;

     (C) any liability in respect of the acquisition cost of assets or services to the extent payable more than 120 days before or after the time of acquisition or possession thereof by the party liable but excluding any bona fide performance related cash consideration payable under Employee Incentive Plans or for an acquisition calculated by reference to future profits in accordance with the current practice of the Group as at the 3rd July, 1998;

     (D) the capital element of rentals payable under finance leases (required to be disclosed in accordance with S.S.A.P. 21) entered into primarily as a method of raising finance or financing the acquisition cost of the asset in question; and

     (E) any guarantee or other assurance against financial loss in respect of any indebtedness of the type specified in paragraphs
          (A) to (D) above (including any obligation to counter-indemnify any person in respect of the provision of any such guarantee (but only to the extent that Borrowings supported thereby are outstanding) or of any Media Guarantee );

          but:

          (i) indebtedness owing or shares issued by one member of the Group to another member of the Group shall not be taken into account as Borrowings;

          (ii) interest (other than interest which is capitalised and which itself bears interest), acceptance commission and finance charges shall be excluded;

          (iii) Trade Debt and Back to Back Loans shall be excluded;

          (iv) no indebtedness shall be taken into account more than once (so that, for example, a guarantee shall be excluded to the extent that the indebtedness guaranteed thereby is taken into account); and

          (v) the obligations of any member of the Group in respect of any Media Guarantee shall not be taken into account unless such Media Guarantee has been called upon in any way;

     "CONSOLIDATED EBITDA" means in respect of any financial period the Relevant Operating Profit of the Group for such financial period:

     (i) before deducting all depreciation and other amortisation and write-downs, including but not limited to, goodwill amortisation and brand write-downs;

     (ii) before   taking  into   account  all   Extraordinary   Items  and
          Exceptional Items (in each case whether positive or negative);

     (iii)after deducting any gain over, and adding back any losses under, book value (including related goodwill) arising on the sale, lease or other disposal of any asset (other than on the sale of trading stock) during such period and any gain or loss arising on revaluation of any asset during such period, in each case to the extent that it would otherwise be taken into account, whether as an Exceptional Item or otherwise;

     and for the purposes of the foregoing no item shall be effectively deducted or credited more than once in this calculation, all as determined on a consolidated basis by reference to the most recent financial statements and certificates delivered pursuant to clause 13.2(A) and (B);

     "FINANCIAL PERIOD" shall refer to each period of 12 months ending on 30th June and 31st December in each year;

     "INTEREST COVER RATIO" for any financial period in respect of the Group means (A) the aggregate of (1) Consolidated EBITDA and (2) Interest Receivable in relation to (B) Interest Expense;

     "INTEREST EXPENSE" means, in respect of any financial period, (A) the amount of interest (or equivalent consideration) accrued (on a consolidated basis) for or by way of interest or equivalent consideration on the Advances and other Borrowings of the Group as a whole including any interest or similar consideration paid or accrued or discounts given in respect of the sale or financing of Group accounts receivables and the amount of payments made under interest rate swap and cap agreements and similar interest rate hedging arrangements made by the Group as a whole and commissions payable in respect of Media Guarantees (but excluding commitment fees, management fees, banking arrangement fees, agent's administration and participation fees (including those payable hereunder)) determined in accordance with accounting principles generally accepted under United Kingdom accounting standards, consistently applied less (B) the amount of payments from counterparties under interest rate swap and cap agreements and similar interest rate hedging arrangements receivable or received by the Group in respect of that period;

     "INTEREST RECEIVABLE" means, in respect of any financial period, interest income accrued during that period on financial deposits and similar assets of the Group on a consolidated basis;

     "RELEVANT OPERATING PROFIT" means, in respect of any financial period, the consolidated operating profits of the Group, as disclosed in or derived from the published or announced financial results of the Group;

     "TRADE DEBT" means:

     (a) obligations of any member of the Group to pay the purchase price of assets or services purchased by any member of the Group in the ordinary course of business including, without limitation, indebtedness incurred by any member of the Group in respect of any documentary letter of credit, bill of exchange or promissory note issued in respect of any such purchase;

     (b) indebtedness incurred by any member of the Group in respect of any bill of exchange or promissory note drawn on or by, or accepted, issued or endorsed by, any member of the Group in the ordinary course of business, including, without limitation, indebtedness in respect of any moneys raised by way of sale, discounting or otherwise in respect of any such bill or note; and

     (c) indebtedness incurred by any member of the Group in respect of any guarantee, indemnity, counter-indemnity or other assurance against financial loss or indebtedness of the type specified in paragraph (a) or (b) above, except to the extent that any indebtedness  falling within  paragraphs
     (a) to (c) above is treated as borrowings under accounting principles generally accepted under United Kingdom accounting standards, consistently applied.

1.3  CONSTRUCTION

(A) Except where the context otherwise requires, any reference in this Agreement to:

     any of the Financing Documents (including this Agreement) is to such Financing Document as it may be altered, amended, supplemented or novated from time to time;

     an "AGREEMENT" also includes a concession, contract, deed, franchise, licence, treaty or undertaking (in each case, whether oral or written);

     the "ASSETS" of any person shall be construed as a reference to the whole or any part of its business, undertaking, property, assets and revenues (including any right to receive revenues);

     a "MONTH" is to a calendar month;

     "SUBSIDIARY" has the meaning ascribed thereto by section 736 Companies Act 1985 as amended, modified, replaced or re-enacted from time to time;

     words and expressions (including defined words and expressions) importing the singular include the plural and vice versa, those importing the masculine gender include the feminine and vice versa, and references to persons include references to companies and corporations and vice versa; and

     a "TIME" is to London time.

(B) Headings, sub-headings and the table of contents are for ease of reference only.

(C) Nothing in the Contracts (Rights of Third Parties) Act 1999 and this Agreement confers or purports to confer on any third party any benefit or any right to enforce any term of this Agreement.

2.   AMOUNT AND PURPOSE OF THE FACILITY

2.1  AMOUNT

     The maximum aggregate amount for which the Facility is available (the "AVAILABLE AMOUNT"):

     (A)  prior to the Effective Date, is $350,000,000; and

     (B)  thereafter, $700,000,000.

2.2  PURPOSE

     The Facility shall be used towards financing the working capital requirements of the Group and, following the Effective Date:

     (A)  to repay the Existing Credit Agreements; and

     (B)  towards  financing the working  capital  requirements  of Young &
          Rubicam.

2.3  EFFECTIVE DATE

(A) On the Effective Date, the Available Amount will automatically be increased to $700,000,000.

(B) For the purposes of this Agreement, the "EFFECTIVE DATE" means the date which is five Business Days after the date on which the Facility Agent receives the following in each case in form and content satisfactory to it, that is to say:

     (i) a certificate from the Secretary of the Company confirming that the Merger has been approved by a simple majority of the shareholders of the Company and by a simple majority of the shareholders of Young & Rubicam at their respective general meetings; and

     (ii) notice from the Company certifying that irrevocable cancellation notices have been issued in respect of each of the Existing Credit Agreements and that all outstandings under the Existing Credit Agreements have been repaid or will be repaid out of the proceeds of the first drawdown under this Agreement following the increase of the Available Amount to $700,000,000 in accordance with clause 2.1(B) above, attaching copies of such cancellation notices.

3.   SYNDICATE AND BORROWERS AND GUARANTORS

3.1  PARTICIPATION

     Subject to the provisions of this Agreement, each Lender shall participate in any utilisation of the Facility in the proportion which its Commitment bears to the Total Commitments up to an aggregate principal Dollar Amount outstanding at any time not exceeding its Commitment (or, prior to the Effective Date, 50% of its Commitment).

3.2  OBLIGATIONS SEVERAL

(A) The rights and obligations of each of the Lenders under the Financing Documents are several. Failure of a Lender to perform its obligations under the Financing Documents shall neither:

     (i) result in the Facility Agent or any other Lender incurring any liability whatsoever; nor

     (ii) relieve the Facility  Agent,  any Borrower,  the Guarantor or any
          other  Lender  from  their  respective   obligations   under  the
          Financing Documents.

(B) The aggregate of the amounts due to each Lender under the Financing Documents at any time is a separate and independent debt and, save as otherwise provided in this Agreement and in particular subject to the provisions of clause 14, each Lender shall have the right to protect and enforce its rights under the Financing Documents and it shall not be necessary (except as otherwise provided in the Financing Documents) for any other Lender or the Facility Agent to be joined as an additional party in any proceedings to this end.

3.3  RIGHTS OF BORROWERS

     No part of the Facility is reserved for any individual Borrower.

3.4  LIABILITY OF BORROWERS

     The obligations of each Borrower hereunder are separate and distinct and notwithstanding anything hereinafter contained no Borrower shall be liable for the obligations of any other Borrower hereunder or for the obligations of the Borrowers' Agent hereunder save that (1) this clause shall not affect the obligations of the Company in its capacity as Guarantor and (2) the obligations of the Borrowers pursuant to clauses 15 and 18 shall be joint and several.

3.5  BORROWERS' AGENT

     Each Borrower and the Guarantor irrevocably authorises and instructs the Borrowers' Agent separately to give and receive as agent on its behalf all notices and to take such other action (including, without limitation, the giving of consents, the signing of certificates or the acceptance of any proposal) as may be necessary or desirable under or in connection with the Financing Documents and confirms that it will be bound by any action taken by the Borrowers' Agent under or in connection with the Financing Documents.

3.6  ACTIONS OF BORROWERS' AGENT

     The respective liabilities of each of the Borrowers and of the Guarantor under the Financing Documents shall not be in any way affected by (i) any irregularity in any act done by or any failure to act by the Borrowers' Agent or (ii) the Borrowers' Agent acting in any respect outside any authority conferred upon it by any Borrower or the Guarantor or (iii) the failure by or inability of the Borrowers' Agent to inform any Borrower or the Guarantors of receipt by it of any notification hereunder or under any of the other Financing Documents.

3.7  ACCESSION OF ADDITIONAL BORROWERS

     The Borrowers' Agent may from time to time deliver to the Facility Agent an Accession Notice in the form of Schedule 5 duly completed and executed by the Borrowers' Agent and a proposed additional Borrower (which must be a Subsidiary). Upon, but not before, the Facility Agent notifying the Lenders of receipt of the Accession Notice and the documents specified in clause 4.2 in form and substance satisfactory to the Facility Agent, the proposed additional Borrower shall become an additional Borrower.

3.8  REMOVAL OF BORROWERS

     Any Borrower (other than the Company), in respect of which no Advance is outstanding hereunder (including any other amounts outstanding in relation thereto) in respect of the Facility may at the request of the Borrowers' Agent cease to be a Borrower hereunder in respect of the Facility by entry into a supplemental agreement to this Agreement in such form as the Facility Agent and the Borrowers' Agent shall reasonably require which shall discharge the Borrower's obligations hereunder.

3.9  SUBSTITUTION OF BORROWERS

     Any Borrower (the "EXISTING BORROWER") may be released from its obligations under this Agreement in relation to the Facility provided that another Eligible Company (the "SUBSTITUTE BORROWER") assumes the obligations in respect thereof of the Existing Borrower and provided further that:

     (i) any such substitution shall take effect on and from the later of the day upon which the Facility Agent notifies the Borrowers' Agent in writing that it is satisfied with the compliance with the matters set out in paragraphs (iii) and (iv) below and the date for substitution specified in the relevant Notice of Proposed Substitution;

     (ii) a Notice of Proposed  Substitution,  substantially in the form of
          Schedule 6 has been delivered by the Borrowers' Agent to the Facility Agent not less than 14 days prior to the proposed substitution;

     (iii)the Substitute Borrower enters into a Novation Agreement with the Existing Borrower, the Borrowers' Agent and the Facility Agent on behalf of the Lenders in the form of Schedule 7 together with such amendments as the Facility Agent may reasonably require; and

     (iv) the documents referred to in clause 4.2 shall have been provided to the Facility Agent.

4.   CONDITIONS PRECEDENT

4.1  CONDITIONS TO THE FACILITY

     The obligations of each Lender under this Agreement are subject to the Facility Agent having received the following in each case in form and content satisfactory to it, that is to say:

     (A) a certificate in respect of each Borrower signed by an officer of the Borrower substantially in the form set out in Schedule 4 and the documents therein referred to;

     (B) a certificate of a director of the Company confirming that utilisation in full of the Facility in accordance with its terms would not cause any borrowing limit on any Borrower or Guarantor to be exceeded;

     (C)  opinions   from  lawyers  in  the  USA  in  form  and   substance
          satisfactory to the Facility Agent; and

     (D) an opinion of Clifford Chance, English Counsel to the Lenders, in form and substance satisfactory to the Facility Agent.

4.2  CONDITIONS FOR ADDITIONAL AND SUBSTITUTE BORROWERS

     A proposed additional or substitute Borrower shall deliver to the Facility Agent the following documents in each case in form and content satisfactory to the Facility Agent, that is to say:

     (A)  a   certificate   signed  by  the   secretary   of  the  Borrower
          substantially in the form set out in Schedule 4 and the documents therein referred to;

     (B) a certificate of a director of the Company confirming that utilisation in full of the Facility in accordance with its terms would not cause any borrowing limit on any Borrower to be exceeded; and

     (C) an opinion of an independent firm of lawyers in the country of incorporation of the Borrower acceptable to the Facility Agent.

4.3  CONDITIONS TO EACH UTILISATION

     Each utilisation, in whatever form, of the Facility (other than any utilisation which, taken together with any repayment on the date of such utilisation of amounts outstanding under the Facility in the same currency, will not result in any increase in the amount outstanding thereunder (a "ROLL-OVER UTILISATION")) is subject to the further conditions precedent that both on the date of the relevant Request and on the relevant Drawing Date or date of utilisation:

     (A) no Event of Default or Potential Event of Default has occurred and is continuing or would occur as a result of making the Advance available or permitting the utilisation; and

     (B) each of the warranties deemed to be repeated in clause 10 remains accurate in all material respects at the Drawing Date or the date of the relevant utilisation as if given on that date by reference to the facts and circumstances then existing.

     Each roll-over utilisation is subject to the further condition precedent that both on the date of the relevant Request and on the date of such roll-over utilisation the Facility Agent shall not have received notice from the Majority Lenders that either of the conditions contained in paragraph (A) or (B) above is not met.

5.   UTILISATION OF FACILITY

5.1  ADVANCES

     Subject to the terms of this Agreement, any Borrower may on Business Days during the Availability Period draw an Advance under the Facility by the Borrowers' Agent delivering to the Facility Agent no later than 12 noon on the third Business Day prior to the proposed Drawing Date for an Advance to be in an Alternative Currency (other than sterling), no later than 3.00 p.m. on the third Business Day prior to the proposed Drawing Date for an Advance to be in dollars and no later than 12 noon on the Business Day prior to the proposed Drawing Date for an Advance to be in sterling a duly completed Request in the form set out in Schedule 3 Part I (in the case of an Advance other than a Term-out Advance) or Part II (in the case of a Term-out Advance), specifying in respect of the proposed Advance:

     (A)  the Borrower;

     (B) the proposed Drawing Date, which shall be a Business Day falling on or prior to the Final Drawing Date;

     (C) the currency of the Advance (each Request shall request one currency only);

     (D) the amount of the Advance which shall be a Dollar Amount of not less than $5,000,000 (or, if in sterling, (pound)2,000,000) or such other multiple in the currency concerned as the Facility Agent and the Borrowers' Agent may agree and which shall not in any event at the time immediately preceding the Advance exceed the Total Commitments or, if smaller, the Available Amount) less the Total Outstandings;

     (E) the Interest Period (or, in the case of a Term-out Advance, its first Interest Period) which, in respect of Advances under the Facility from time to time having an aggregate principal amount which does not for the time being exceed $250,000,000, may be for a period of between seven and thirty days and otherwise for a period of one, two, three, four, five or six months or such other period as has been agreed with the Facility Agent and the Lenders under the Facility; and

     (F)  in the case of a Term-out Advance, its Final Maturity.

5.2  IRREVOCABILITY

     A Request shall be irrevocable and, subject to the terms of this Agreement, the Borrower named therein shall draw the Advance on the Drawing Date specified in the Request.

5.3  NOTICE TO LENDERS

     When the Facility Agent actually receives a Request pursuant to clause
     5.1 it shall promptly notify each of the Lenders of the amount of the proposed Advance and the proposed Drawing Date and that Lender shall, subject to the provisions of this Agreement, make available to the Facility Agent on the Drawing Date its participation in that Advance.

5.4  CURRENCY OF TERM-OUT ADVANCES

     Once the currency of a Term-out Advance has been selected in the applicable Request it will remain in that currency until its Final Maturity.

5.5  TERM-OUT ADVANCES IN ALTERNATIVE CURRENCIES

(A) If a Term-out Advance is denominated in an Alternative Currency, there shall be calculated in respect of each applicable Interest Period the difference between the amount of the Term-out Advance (in that Alternative Currency) for the current Interest Period and for the next Interest Period. The amount of the Term-out Advance for the next Interest Period will be determined by notionally converting into that Alternative Currency the Dollar Amount of the Term-out Advance on the basis of the Agent's Spot Rate of Exchange three Business Days before the start of that Interest Period.

(B) At the end of the current Interest Period (but subject always to paragraph (C) below):

     (i)  if the  amount  of the  Term-out  Advance  for the next  Interest
          Period is less than for the preceding Interest Period, the Borrower shall repay the difference; or

     (ii) if the amount of the Term-out Advance for the next Interest Period is greater, each Lender shall, provided the conditions specified in clause 4.3 are satisfied, forthwith make available to the Facility Agent for the Borrower its participation in the difference.

(C) If the Agent's Spot Rate of Exchange for the next Interest Period shows an appreciation or depreciation of the Alternative Currency against the dollar of less than five per cent. when compared with the Original Exchange Rate, no amounts are payable in respect of the difference. In this clause 5.5 and in clause 5.6 "ORIGINAL EXCHANGE RATE" means the Agent's Spot Rate of Exchange used for determining the amount of the Alternative Currency for the Interest Period which is the later of the following:

     (i)  the first Interest Period applicable to the Term-out Advance; and

     (ii) the most recent Interest Period immediately prior to which a difference was required to be paid under this clause 5.5.

5.6  PREPAYMENTS

     If a Term-out Advance is to be prepaid by reference to an Dollar Amount, the Alternative Currency amount to be prepaid shall be determined by reference to the Agent's Spot Rate of Exchange last used for determining the Alternative Currency amount of that Term-out Advance under this clause 5 or, if applicable, the Original Exchange Rate (as defined in clause 5.5).

5.7  NUMBER OF ADVANCES

     No more than 15 Advances may be outstanding at any one time. No more than 5 Term-out Advances may be outstanding at any one time.

6.   ALTERNATIVE CURRENCIES FOR FACILITY

6.1  ALTERNATIVE CURRENCIES

(A) If, before 12 noon two Business Days prior to the Drawing Date relative to an Advance which it is proposed be denominated in an Alternative Currency (other than sterling), the Facility Agent receives notice from a Lender that:

     (i) it is impracticable for the Lender to fund its participation in the Advance in the proposed Alternative Currency in the ordinary course of business in the London Interbank Market (or the European Interbank Market in relation to Advances in euro); or

     (ii) the central bank or other governmental authorisation in the country of the proposed Alternative Currency is required to permit its use by the Lender (through the office through which it participates in the Facility) for lending under this Agreement and the authorisation has not been obtained or is not in full force and effect; or

     (iii)the use of the proposed Alternative Currency is restricted or prohibited by any request, directive, regulation or guideline of any governmental body, agency, department or regulatory or other authority (whether or not having the force of law) in accordance with which the Lender is accustomed to act, the Facility Agent shall give notice to the Borrowers' Agent to that effect before 12.30 p.m. on that day.

(B)  If the Facility Agent delivers a notice under paragraph (A) above:

     (i) the Lender's participation in the Advance shall be denominated in dollars and there shall be substituted in clause 7.4 for the time "11.00 a.m." the time "1.00 p.m."; and

     (ii) the relevant Borrower shall indemnify each Lender against any loss and expense which such Lender may have incurred as a consequence of the operation of this clause.

6.2  NOTIFICATION

     The Facility Agent shall promptly notify the Borrowers' Agent and the Lenders of the Agent's Spot Rate of Exchange and relevant Dollar Amount at the same time as it notifies the Lenders of the details of any Request.

6.3  AVAILABILITY OF ALTERNATIVE CURRENCIES

     If the Borrowers' Agent delivers to the Facility Agent a Request specifying that a Borrower wishes an Advance to be denominated in an Alternative Currency and to give effect to such request would cause the Loan to be denominated in more than five Alternative Currencies, then the Facility Agent will promptly notify the Borrowers' Agent and the Lenders shall not be obliged to make any such Advance.

7.   INTEREST AND FEES

7.1  MARGIN, COMMITMENT AND UTILISATION FEES

(A)  The Margin for any Interest Period shall be 0.40% per annum.

(B) The Company shall pay a utilisation fee (the "UTILISATION FEE") of 0.05% per annum on the Dollar Amount of the Total Outstandings for any day on which the Dollar Amount of the Total Outstandings exceeds 50% of the Total Commitments. Such fee shall be payable on the day which is 3 months after the date of this Agreement and on each day falling at 3 monthly intervals thereafter (the "PAYMENT DATES") and shall be payable in respect of each day on which such an excess occurs during the 3 month period preceding each payment date.

(C) The amount of the relevant Utilisation Fee shall be notified to the Borrowers by the Agent and following such notification shall be paid to the Facility Agent for the account of the Lenders pro rata to the proportion which their respective Commitments bear to the Total Commitments.

(D)  The Borrowers shall pay a term-out fee in dollars of:

     (i) 0.075% flat on the Dollar Amount of any Term-out Advance with a Final Maturity less than one year from its Drawing Date; and

     (ii) 0.15% flat on the Dollar Amount of any Term-out Advance with a Final Maturity one year or more from its Drawing Date.

(E) The term-out fee shall be paid to the Facility Agent for the account of the Lenders pro rata to the proportion which their respective Commitments bear to the Total Commitments under the Facility.

(F) The term-out fee shall be paid on the Drawing Date of the relevant Term-out Advance.

(G) The Borrowers shall pay a commitment fee in dollars calculated from day to day on the daily amount by which the Total Commitments exceed the Total Outstandings (such fee to be calculated on the basis of actual days elapsed from the Signing Date and a 360 day year at the rate of 0.125% per annum).

(H) The commitment fee shall be paid to the Facility Agent for the account of the Lenders pro rata to the proportion which their respective Commitments bear to the Total Commitments under the Facility.

(I) The commitment fee shall be paid on 7th November, 2000 and on each date falling at three monthly intervals thereafter and on the Final Drawing Date (or any earlier date on which the relevant Commitments of the Lenders are permanently reduced to zero).

7.2  DURATION OF INTEREST PERIODS

(A) The Interest Period in respect of each Advance shall be one month unless not later than 12 noon on the third Business Day before the first day of an Interest Period (in the case of Advances to be in an Alternative Currency (other than sterling), not later than 3.00 p.m. on the third Business Day before the first day of an Interest Period (in the case of Advances to be in dollars) and not later than 12 noon on the Business Day before the first day of an Interest Period (in the case of Advances to be in sterling)) the Facility Agent has received from the Borrowers' Agent a notice selecting one, two, three, four, five or six months or such other period as has been agreed with the Lenders (or, if the Advance in question may be drawn for an Interest Period of between seven days and thirty days pursuant to clause 5.1(E), the relevant number of days).

(B) The Interest Period for each Advance (other than a Term-out Advance) shall commence on the date of that Advance.

(C) The initial Interest Period for a Term-out Advance shall commence on the date of that Term-out Advance. Each subsequent Interest Period will be the period selected by the Borrower's Agent by notice to the Facility Agent received not later than 12 noon on the third Business Day before the first day of such subsequent Interest Period (in the case of Term-out Advances in an Alternative Currency (other than Sterling), not later than 3.00pm on the third Business Day before the first day of such subsequent Interest Period (in the case of Term-out Advances in dollars) and not later than 12 noon on the Business Day before the first day of such subsequent Interest Period (in the case of Term-out Advances in sterling)), being one, two, three, four, five or six months or such other period as has been agreed with the Lenders. If no such selection is received within the time limit set out above, the new Interest Period will be one month or such shorter period as is required to ensure that it does not overrun Final Maturity.

(D) An Interest Period which would otherwise end on a day which is not a Business Day shall end on the next succeeding Business Day save that an Interest Period which commences on the last Business Day in a calendar month, or if there is no corresponding day in the calendar month in which it is to end, shall end on the last Business Day in a calendar month.

(E)  No  Advance  shall  have an  Interest  Period  ending  after the Final
     Maturity.

(F) The Borrowers' Agent and the Facility Agent may enter into such other arrangements as they may agree for the consolidation or splitting of Advances and Interest Periods.

7.3  NUMBER OF INTEREST PERIODS FOR FACILITY

     Subject to clause 5.7 and clause 7.2(E), the Borrowers' Agent may, in the notice referred to in clause 7.2(A), elect to split an Advance into two or more Advances having different Interest Periods.

7.4  RATE OF INTEREST FOR FACILITY

     The rate of interest payable on an Advance under the Facility for each Interest Period shall be the rate per annum determined by the Facility Agent to be the aggregate of:

     (A)  the Margin;

     (B)  LIBOR or, in the case of an Advance in euros, EURIBOR; and

     (C)  the Mandatory Cost (if any).

7.5  PAYMENT OF INTEREST ON ADVANCES

     Interest shall be calculated on the basis of actual days elapsed (not counting within an Interest Period the last day of that Interest Period) and a year of 360 days (or in the case of sterling, Hong Kong Dollars, Belgian Francs and Singapore Dollars, 365 days or such other period applied generally in the relevant market to such calculations for the relevant currency) and shall be paid on each Advance by the Borrower to the Facility Agent for the account of the Lenders in arrears on the Interest Payment Date in the currency applicable to that Advance.

7.6  FACILITY AGENT'S CERTIFICATE

     In respect of any Advance the Facility Agent shall notify the Borrowers' Agent and the Lenders of the rate of interest as soon as it is determined under this Agreement. The certificate of the Facility Agent as to a rate of interest shall, in the absence of manifest error, be conclusive.

7.7  FAILURE OF REFERENCE BANK

     In respect of any Advance under the Facility if, in circumstances where clause 7.4(B)(ii) applies, any Reference Bank for any reason fails to notify to the Facility Agent the rate referred to in clause 7.4(B)(ii), the rate of interest shall be determined on the basis of the rates notified to the Facility Agent by the remaining Reference Banks or Reference Bank.

7.8  NEW REFERENCE BANK

     In respect of any Advance if any Reference Bank ceases to be a Lender:

     (A)  it shall cease to be a Reference Bank; and

     (B) the Facility Agent shall, with the approval (which shall not be unreasonably withheld) of the Borrowers' Agent, nominate as soon as reasonably practicable another Lender to be a Reference Bank in place of such Reference Bank.

8.   REDUCTION OF FACILITY AND REPAYMENT

8.1  REDUCTION

     Subject to the provisions of this Agreement, the amount of each Advance shall be reduced to zero on its Final Maturity. The undrawn portion of the Total Commitments shall be cancelled on the Final Drawing Date.

8.2  REPAYMENT

     Subject to Clause 8.3 the Borrower shall on the last day of the Interest Period relating to each Advance (other than a Term-out Advance) repay that Advance to the Agent for the account of the Lenders in accordance with clause 13.1. No Term-out Advance may be outstanding after the date falling three years from the date of this Agreement. All Advances outstanding on Final Maturity shall be repaid on that date and the Facility shall be cancelled on that date (or such alternative date as may from time to time be determined in accordance with clause 8.3).

8.3  EXTENSION OF FINAL MATURITY

     The Final Maturity in respect of each Lender's Commitment may, at the request of the Borrower's Agent issued not more than 60 and not less than 30 days prior to the then current Final Maturity, be extended once only for a period up to a date which is no later than 364 days after the existing Final Maturity as specified in that request. However, each Bank may, in its sole discretion, decline to extend the Final Maturity in respect of its own Commitment (and any Bank which fails to respond within 14 days of notification of such request will be deemed to have declined), in which case, subject to clause 8.4:

     (a) the Commitment of that Bank will automatically cancel on the then applicable Final Maturity; and

     (b) that Bank will be repaid in full upon the then applicable Final Maturity and will cease to be a Bank at such time,

     irrespective of whether any other Bank has agreed to extend the Final Maturity in respect of its own Commitment.

8.4  TERM-OUT ELECTION

     A Borrower may, by delivery of a duly completed Request to the Facility Agent under Clause 5 (who shall send a copy of the same to the Lenders) not more than 46 days and not less than 2 Business Days prior to the date which is 364 days from the date of this Agreement, elect to draw one or more Advances as, or convert drawn Advances into, a Term-out Advance (the "TERM-OUT ELECTION"). No Term-out Advance, once repaid or prepaid, may be reborrowed (other than under Clause 5.5). The Term-out Election may be exercised only once during the life of the Facility. For the avoidance of doubt, after the Term-out Election has been exercised, the remainder (if any) of the Total Commitments which have not been drawn as a Term-out Advance will continue to be available for redrawing until the Final Drawing Date on a revolving basis in accordance with the terms of this Agreement.

9.   PREPAYMENT AND CANCELLATION

9.1  VOLUNTARY PREPAYMENT

(A) Any Borrower may, without premium, prepay an Advance made to it in whole or in part (but, if in part, in an aggregate minimum amount of $5,000,000 and an integral multiple of $1,000,000 or such other minimums and multiples in the currency concerned as the Facility Agent and Borrowers' Agent may agree), provided that the Borrowers' Agent has given the Facility Agent not less than ten days' prior notice stating the principal amount of the Advance to be prepaid.

(B) Any prepayment under this clause 9.1 shall be made together with accrued interest and all other amounts due under this Agreement (including, without limitation, such amounts as may be due under clauses 12.2, 13.3 and/or 15.1) in respect of the prepayment.

9.2  CANCELLATION OF FACILITY

     The Borrowers' Agent may, without premium, cancel the undrawn part of the Facility (in respect of which no Request has been served), in whole or in part (being in a minimum amount of $5,000,000 and an integral multiple of $1,000,000) at any time provided that it has given the Facility Agent not less than ten days' prior written notice stating the principal amount to be cancelled. During such ten day period the Borrowers' Agent may not purport to draw or utilise all or any part of the amount the subject of such notice of cancellation. Any cancellation in part shall be applied in the same order against the relevant Commitment of each relevant Lender pro rata.

9.3   PREPAYMENT OF CERTAIN LENDERS

(A)  Without prejudice to the rights of the Borrowers under clause 12.4, if

     (i) any Borrower becomes or will on or before the last day of the Interest Period relating to an Advance made to it become obliged to pay to any Lender additional amounts pursuant to clause 12.2 or any amounts pursuant to clause 12.3; and

     (ii) the Borrowers' Agent gives to the Facility Agent and the relevant Lender not less than 10 days' notice of the date of prepayment,

     the Borrowers may on the date of prepayment specified in that notice prepay all (but not part only) of that Lender's participation in all Advances outstanding.

(B) Any prepayment under this clause 9.3 shall be made together with accrued interest and all other amounts due to the relevant Lender under this Agreement (including, without limitation, such amounts as may be due under clauses 12.2, 13.3 and/or 15.1).

(C) If a Lender's participation in all Advances is prepaid under this clause 9.3, the relevant Lender's Commitment shall thereupon be cancelled.

9.4  IRREVOCABILITY

     Any notice under clause 9.1, 9.2 or 9.3 shall be irrevocable. The amount of any prepayment shall become due and payable on the applicable date. No amount cancelled under clause 9.2 or 9.3 may subsequently be reinstated.

9.5  CURRENCY

     Repayment and prepayment shall each be made in the currency or currencies in which the amounts repaid or prepaid (as appropriate) are denominated on the day the repayment or prepayment (as appropriate) is due to be made.

9.6  REDRAWING

     Any Advance prepaid under clause 9.1(A) shall be available to be redrawn during the Availability Period.

10.  REPRESENTATIONS AND WARRANTIES

10.1 ON SIGNING

     Each Borrower and the Guarantor acknowledges that each of the Lenders and the Facility Agent has entered into the Financing Documents in full reliance on representations by each Borrower and the Guarantor in the following terms; and each Borrower and the Guarantor warrants to each of them in respect of itself, and the Company warrants to each of them in respect of itself and of each other Borrower that as of the Signing Date:

     (A) STATUS: it is duly incorporated with limited liability and validly existing and, in the case of a U.S. Borrower in good standing, under the laws of its place of incorporation;

     (B) POWERS AND AUTHORISATIONS: the documents which contain or establish its constitution include provisions which give power, and all necessary corporate authority has been obtained and action taken, for it to own its assets, carry on its business and operations as they are now being conducted, and sign and deliver, and perform the transactions contemplated in, the Financing Documents to which it is a party and the Financing Documents to which it is a party constitute valid and binding obligations of it enforceable in accordance with their terms subject to general equitable principles, insolvency, liquidation and other laws affecting creditors' rights generally;

     (C) NON-VIOLATION: neither the signing and delivery of the Financing Documents to which it is a party nor the performance of any of the transactions contemplated in any of them does or will contravene or constitute a default under, or cause to be exceeded any limitation on it or the powers of its directors imposed by or contained in, (i) any law by which it or any of its assets is bound or affected, (ii) any document which contains or establishes its constitution, or (iii) any agreement to which it is a party or by which any of its assets is bound which has had or would be reasonably likely in any such case materially and adversely to affect its ability to observe and perform its obligations under the Financing Documents;

     (D) CONSENTS: no authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation and no payment of any duty or tax and no other action whatsoever which has not been duly and unconditionally obtained, made or taken is necessary or desirable to ensure the validity or enforceability of the liabilities and obligations of it or the rights of the Facility Agent and the Lenders (or any of them) under the Financing Documents;

     (E)  NO DEFAULT:

          (i) no Event of Default has occurred which is continuing under this Agreement; and

          (ii) no event has occurred which constitutes a contravention of, or default in any material respect under, any agreement or instrument (other than the Financing Documents) by which it or any of its assets is bound or affected, being a contravention or default which has had or would be reasonably likely either to have a material adverse effect on the business, assets or consolidated financial condition of the Group as a whole or materially and adversely affects the ability of the Borrowers and the Guarantor as a whole to observe or perform their obligations under the Financing Documents;

     (F) LITIGATION: no litigation, arbitration or administrative proceeding or claim in which there is a reasonable possibility of an adverse decision which has had or would be reasonably likely by itself or together with any other such proceedings or claims either (i) to have a material adverse effect on the business, assets or consolidated financial condition of the Group as a whole or (ii) materially and adversely to affect the ability of the Borrowers and the Guarantor as a whole to observe or perform their obligations under any Financing Documents or (iii) to impair the validity or enforceability of this Agreement or any other Financing Document, is presently in progress or pending or, to the knowledge of any Borrower or the Guarantor, threatened against any member of the Group or any of their assets;

     (G) ACCOUNTS: the audited consolidated financial statements (including the profit and loss, cash flow statement and balance sheet) of the Group for the year ended 31st December, 1999 have been prepared on a basis consistently applied in accordance with generally accepted accounting principles and practices in England and Wales and give a true and fair view of the results of the operations of the Group for that year and the state of the affairs of the Group at that date: since that date there has been no material adverse change in the consolidated financial condition of the Group as shown in such statements;

     (H) INVESTMENT COMPANY ACT: none of the Borrowers, the Guarantor or their respective subsidiaries is an "investment company" or an "affiliated person" or, "promoter" or "principal underwriter" for an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended; and

     (I) PUBLIC UTILITY HOLDING COMPANY ACT: none of the Borrowers or the Guarantor is a holding company or a subsidiary company of a holding company or an affiliate of a holding company or of a subsidiary company of a holding company within the meaning of the United States Public Utility Holding Company Act of 1935, as amended.

10.2 AFTER SIGNING

     Each Borrower and the Guarantor shall be deemed to represent and warrant in respect of itself, and the Company shall be deemed to warrant in respect of itself and each other Borrower, to the Facility Agent and the Lenders (and each of them) on every Drawing Date and on every other date upon which any utilisation of the Facility is made available, with reference to the facts and circumstances then subsisting, that each of the representations and warranties contained in paragraphs (A), (B), (C), (E), (H) and (I) remains correct.

11.  UNDERTAKINGS

11.1 DURATION

     The undertakings in this clause shall remain in force for so long as any amount is or may be outstanding under the Facility or any Commitment is in force.

11.2 INFORMATION

     The Borrowers and the Guarantor will furnish or procure to be furnished to the Facility Agent, subject to clause 17.8(A), in sufficient copies for each of the Lenders:

     (A) as soon as practicable (and in any event within 180 days after the close of each of the Company's financial years) the audited consolidated accounts of the Group for that year;

     (B) as soon as practicable (and in any event within 90 days of the end of each half year of the Company's financial year) the published unaudited interim consolidated accounts of the Group;

     (C) promptly, all notices, other documents or information despatched by the Company to its shareholders generally (or any class thereof) or its creditors generally (or any class thereof);

     (D) promptly, such further information in the possession or control of any Borrower, the Guarantor or of any of their respective Material Subsidiaries regarding the financial condition or operations of the Borrower, the Guarantor or any of their respective Material Subsidiaries, as the Facility Agent may reasonably request; and

     (E) details of any litigation, arbitration or administrative proceedings, which, if adversely determined, would be reasonably likely to have a material adverse effect on the business, assets or consolidated financial condition of the Group as a whole or materially and adversely to affect the ability of any Borrower or the Guarantor to observe or perform its obligations under the Financing Documents and which affect any Borrower or the Guarantor or the Group as a whole, as soon as the same are instituted, or, to the knowledge of any Borrower or the Guarantor, are threatened.

     All accounts and statements required under this clause shall be prepared in accordance with Applicable Accounting Principles consistently applied and shall give a true and fair view of the state of affairs of the Group and of the profit and cash flows of the Group and in the case of unaudited accounts and statements shall be prepared in a manner which is consistent with the audited consolidated accounts of the Group except to comply with changes in accounting practice or as noted therein.

11.3 FINANCIAL RATIOS

(A) The Company undertakes that it will procure that the Interest Cover Ratio for each period of twelve consecutive months ending on 30th June and 31st December in each year will equal or exceed 4.0.

(B) The Company undertakes that it will procure that, as at 30th June and 31st December in each year, the financial condition of the Group shall be such that the ratio of the Borrowings of the Group on a consolidated basis to Consolidated EBITDA shall not exceed 3.5 to 1.

11.4 NOTIFICATION OF DEFAULT

     The Borrowers' Agent, each Borrower and the Guarantor will notify the Facility Agent in writing of any Event of Default or Potential Event of Default forthwith upon becoming aware thereof.

11.5 COMPLIANCE CERTIFICATES

     The Company will no later than the time of the delivery of the accounts specified in paragraphs (A) and (B) of clause 11.2 (and, in relation to a certificate dealing with the matters referred to in paragraph (A) below, also promptly at the request of the Facility Agent from time to time) furnish the Facility Agent with:

     (A) a certificate signed by any two of the Company Secretary, the Director of Group Treasury (or equivalent from time to time) and the executive directors of the Company certifying on behalf of the Company without personal liability that no Event of Default or Potential Event of Default has occurred and is continuing or, if the same has occurred, specifying the Event of Default or Potential Event of Default and the steps being taken to remedy the same; and

     (B) a certificate (a "RATIO CERTIFICATE") signed by either of the Group Finance Director and the Chief Executive of the Company certifying without personal liability, as at the end of the period to which the relevant accounts relate, compliance with the covenants in clause 11.3 and 11.5 or, if such covenants have not been met, specifying the same and, in each case, setting out in reasonable detail the relevant computations.

11.6 CONSENTS

     Each Borrower and the Guarantor will use its best endeavours to obtain and promptly renew from time to time, and will promptly furnish certified copies to the Facility Agent of, all such authorisations, approvals, consents, licences and exemptions as may be required under any applicable law or regulation to enable it to perform its obligations under the Financing Documents or required for the validity or enforceability of the Financing Documents and each Borrower and the Guarantor shall comply with the terms of the same.

11.7 PARI PASSU RANKING

     Each Borrower and the Guarantor undertakes that, subject as set out herein, its obligations under the Financing Documents do and will rank at least pari passu with all its other present and future unsecured obligations other than obligations in respect of national, provincial and local taxes and employees' remuneration and taxes and for certain other statutory exceptions.

11.8 NEGATIVE PLEDGE

     The Company undertakes that with effect from drawdown of the Facility each Borrower and the Guarantor will not create, suffer or permit to subsist (and will procure that none of the Subsidiaries will create, suffer or permit to subsist) any Security Interest on the whole or any part of its respective present or future assets except for the following:

     (A) Security Interests created with the prior written consent of the Majority Lenders;

     (B) Security Interests arising by operation of law in the ordinary course of business including, without limitation, statutory liens and encumbrances;

     (C) any Security Interest over the assets and/or revenues of a company which became or becomes a Subsidiary of any Borrower or the Guarantor after the Signing Date and which Security Interest is in existence or contracted to be given as at the date it becomes a Subsidiary (and which was not created in contemplation of it becoming a Subsidiary) provided that the principal amount of any borrowing which may be so secured shall not be increased beyond the amount outstanding or committed at the date it becomes a Subsidiary but shall be reduced in accordance with its terms and provided further that in the case of a fluctuating amount for banking type accommodation the foregoing shall not prevent fluctuation within the overall limit that existed at that date and provided that the amount secured under any such Security Interest shall not be increased beyond the amount secured at the date the company becomes a Subsidiary;

     (D) those Security Interests existing at the Signing Date over the assets and/or revenues of a Subsidiary (whether or not it is a Borrower or a Guarantor), provided that the principal amount of any borrowing which may be so secured shall not be increased beyond the amount outstanding or committed at the Signing Date but shall be reduced in accordance with its terms and provided further that in the case of a fluctuating amount for banking type accommodation the foregoing shall not prevent fluctuation within the overall limit that existed at the Signing Date;

     (E) Security Interests securing the performance of bids, tenders, bonds, leases, contracts (other than in respect of Borrowings), statutory obligations, surety, customs and appeal bonds and other obligations of like nature (but not including obligations in respect of Borrowings) incurred in the ordinary course of business provided that the aggregate amount secured under such Security Interests shall not, at any time, exceed $20,000,000 save that such aggregate amount may be exceeded with the prior written consent of the Majority Lenders;

     (F) Security Interests arising out of judgments or awards which are being contested in good faith and with respect to which an appeal or proceeding for review has been instituted or the time for doing so has not yet expired;

     (G) Security Interests upon any property which are created or incurred contemporaneously with the acquisition of such property to secure or provide for the payment of any part of the purchase price of such property (but no other amounts), provided that any such Security Interest shall not apply to any other property of the purchaser thereof and provided further that the aggregate amount of all liabilities secured by Security Interests permitted by this paragraph (G) shall not, at any time, exceed $25,000,000;

     (H) any Security Interest arising out of title retention provisions in a supplier's conditions of supply of goods or services acquired by a member of the Group in the ordinary course of its business;

     (I) any right of any bank or financial institution of combination or consolidation of accounts or right to set-off or transfer any sum or sums standing to the credit of any account (or appropriate any securities held by such bank or financial institution) in or towards satisfaction of any present or future liabilities to that bank or financial institution;

     (J) any Security Interest securing indebtedness re-financing indebtedness secured by Security Interests permitted by paragraphs (C), (D) or (G) above or this paragraph (J) provided that (except to the extent otherwise permitted by paragraph (A)) the maximum principal amount of the indebtedness secured by such Security Interests is not increased and such Security Interests do not extend to any assets which were not subject to the Security Interests securing the re-financed indebtedness;

     (K) any Security Interest created by a member of the Group which is neither a Borrower nor a Guarantor securing banking facilities over accounts receivable (or book debts) outside the U.K. or the U.S.A.;

     (L) any other Security Interest created or outstanding on or over any assets of any member of the Group provided that the aggregate outstanding amount secured by all Security Interests created or outstanding under this exception in this paragraph (L) shall not at any time exceed $40,000,000 or its equivalent and further provided that no single such Security Interest under this paragraph (L) shall secure an aggregate principal amount exceeding $10,000,000 or its equivalent; and

     (M) any Security Interest arising out of any of the Accounts Receivable Facilities or Back to Back Loans.

11.9 DISPOSALS

     Neither any Borrower nor the Guarantor will, without the prior written consent of the Majority Lenders (which may be given subject to conditions), and each of them will procure that none of its Subsidiaries will sell, transfer, lease or otherwise dispose of all or any substantial part of their respective assets except on an arm's length basis and for a fair market value or to another member of the Group.

11.10 CHANGE OF BUSINESS

     Except with the prior written consent of the Majority Lenders, neither any Borrower nor the Guarantor will, and each will procure that none of its respective Material Subsidiaries will, make any change in its business as presently conducted, or carry on any other business other than its business as presently conducted or business consisting of allied or related activities, provided that this prohibition shall not apply unless such change of business or other business alters the nature of the business of the Group as a whole.

11.11 MERGERS

     Neither any Borrower nor the Guarantor will without the prior written consent of the Majority Lenders enter into any merger or consolidation (other than the Merger) if the effect thereof would be to alter the legal personality or identity of such Borrower or Guarantor except that any Borrower or the Guarantor may merge or consolidate with or into any other Subsidiary which is in the same jurisdiction as the Borrower or Guarantor (as the case may be) provided that from the date on which the merger or consolidation takes effect a Borrower or Guarantor is the legal entity surviving the merger or the legal entity into which it shall be merged or the legal entity which is formed by such consolidation shall assume its obligations hereunder in an agreement or instrument satisfactory in form and substance to the Majority Lenders.

11.12 INSURANCE

     Each Borrower and the Guarantor will, and will procure that each of its respective Material Subsidiaries will, effect and maintain such insurance over and in respect of its respective assets and business and in such manner and to such extent as is reasonable and customary for a business enterprise engaged in the same or a similar business and in the same or similar localities.

11.13 LIMITATION ON BORROWINGS OF SUBSIDIARIES

     The Company will not permit any of its Subsidiaries to create, permit to subsist, incur, assume or in any other manner be or become directly or indirectly liable for the payment of any Borrowings (including, without limitation, by way of indemnity, counter-indemnity or guarantee) other than:

     (A)  Borrowings under this Agreement;

     (B)  Borrowings under the Consolidated Revolving Facility Agreement;

     (C)  3%  Young &  Rubicam  Inc.  convertible  subordinated  notes  due
          January, 2005;

     (D)  prior  to  1st  January,  2001,  Borrowings  of  $150,000,000  in
          aggregate  under  four  Revolving  Facility   Agreements  between
          Moveability Limited, the Company:

          (i)  and Barclays Bank PLC dated 15th October, 1999;

          (ii) and The Royal Bank of Scotland plc dated 14th January, 2000;

          (iii)and National Westminster Bank PLC dated 14th January,  2000;
               and

          (iv) and HSBC Bank plc dated 14th January, 2000.

     (E)  Borrowings under the Existing Credit Agreements;

     (F) any Borrowings of any Subsidiary owing to another member of the Group;

     (G) Borrowings by a Subsidiary whose main business is to operate as a finance company for the Group; and

     (H)  additional Borrowings of Subsidiaries to the extent that:

          (i) no individual Material Subsidiary has or will create, permit to subsist, incur, assume or in any other manner be or become directly or indirectly liable for the payment of any Borrowings (including, without limitation, by way of indemnity, counter-indemnity or guarantee) with an aggregate principal amount exceeding an amount equal to 15 per cent. of Consolidated EBITDA; and

          (ii) the aggregate principal amount of Borrowings of all Subsidiaries permitted under this sub-clause (E) does not exceed an amount equal to 25 per cent. of Consolidated EBITDA,

     in each case for the financial period most recently ended from time to time in respect of which financial results of the Group have been published or announced.

11.14 COMPLIANCE WITH ERISA

     Each Borrower and the Guarantor undertakes that, where relevant it (i) has fulfilled all its obligations under the minimum funding standards of the U.S.A. Employment Retirement Income Security Act of 1974, as amended ("ERISA"), and the U.S.A. Internal Revenue Code of 1986, as amended (the "CODE"), with respect to any employee pension benefit plan (a "PLAN") covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code maintained by such Borrower or Guarantor or to which such Borrower or Guarantor makes contributions, has within the previous five years made contributions or has an obligation to make contributions and (ii) is in compliance in all material respects with the presently applicable provisions of ERISA and the Code, and has not incurred any liability to the Pension Benefit Guaranty Corporation (or any entity succeeding to any or all of its functions under ERISA) or a Plan under Title IV of ERISA.

12.  CHANGES IN CIRCUMSTANCES

12.1 ILLEGALITY

     Where the introduction, imposition or variation of any law, regulation or treaty or any change in the interpretation or application of any law, regulation or treaty makes it unlawful for any Lender to make available or fund or maintain its participation in the Facility or to allow all or part of its participation in the Facility to remain outstanding or to carry out all or any of its other obligations under this Agreement or to charge or receive interest or fees or commissions at the rate applicable under this Agreement, upon that Lender so notifying the Facility Agent:

     (A) the Facility Agent shall notify the Borrowers' Agent and that Lender's obligation to participate in or to provide any future utilisation of the Facility shall forthwith be suspended and the Facility shall be suspended to such extent; and

     (B) the Borrower shall, within thirty Business Days of being so notified (and only to the extent necessary to cure such illegality) prepay to the Facility Agent for the account of that Lender all of that Lender's participation in the Advance and that Lender's obligation to participate in any future utilisations of the Facility shall terminate and the Facility shall be permanently cancelled to such extent.

12.2 INCREASED COSTS

     Where any Lender determines that the introduction or variation of any law or any change in the interpretation or application thereof, or compliance with any request (whether or not having the force of law) from any central bank or other fiscal, monetary or other authority would increase the cost to that Lender or its Holding Company of making or maintaining or funding that Lender's Commitment or reduce the amount of any sum received or receivable by it in respect of its Commitment or oblige it or its Holding Company to make any payment or forgo any interest or other return on, or calculated by reference to, the amount of any sum received or receivable by it from a Borrower in respect of that Lender's Commitment or reduce the effective return to it under its Commitment, then:

     (A) that Lender shall notify the Borrowers' Agent through the Facility Agent of such event promptly upon its becoming aware of such event; and

     (B) the Borrower shall on demand pay to the Facility Agent for the account of that Lender such amounts as that Lender from time to time and at any time (including after a prepayment of that Lender's participation) notifies the Facility Agent to be necessary to compensate it or its Holding Company for such increased cost, reduction, payment or forgone interest or return,

     Provided that this clause 12.2 shall not apply to or in respect of:

     (i) any change in, or in the rate of, tax on overall net income of a Lender or its Holding Company;

     (ii) any circumstances referred to in clause 13.3;

     (iii)any increased costs, reduction in return payment or forgone interest arising as a result of breach by a Lender or its Holding Company of any request or requirement of any fiscal, monetary or other regulatory authority.

12.3 MARKET DISRUPTION

     If:

     (A) the Facility Agent (after consultation with the Reference Banks) determines that, by reason of circumstances affecting the London Interbank market (or the European Interbank Market in relation to euros) generally, reasonable and adequate means do not or will not exist for ascertaining under clause 7.4 a rate of interest applicable to an Advance; or

     (B) the Facility Agent is notified by the Majority Lenders by no later than close of business in London on the relevant Rate Fixing Day that deposits in the currency of the Advance are not in the ordinary course of business available in the London Interbank market (or the European Interbank Market in relation to euros) for a period equal to the forthcoming Interest Period in amounts sufficient to fund their participations in an Advance, the Facility Agent shall give written notice (a "SUSPENSION NOTICE") of such determination or notification to the Borrowers' Agent and each Lender, and the following provisions shall apply:

     (i) If a Suspension Notice relates to Advances which have not yet been made hereunder, then the Lenders shall not be obliged to make such Advances hereunder until written notice to the contrary is given by the Lenders to the Borrowers' Agent through the Facility Agent. Notwithstanding the service of such Suspension Notice, each Lender's Commitment shall remain in force and during the period of thirty days from such Suspension Notice, each Lender and the Facility Agent shall consult regularly in good faith with the Borrowers' Agent with a view to agreeing to an alternative basis for the making of such Advances. If such alternative basis is agreed between the Borrowers' Agent and the Lenders, it shall apply in accordance with its terms.

     (ii) If a Suspension Notice relates to Advances outstanding at the time of a Suspension Notice, during the period of thirty days from such Suspension Notice, each Lender shall, in consultation with the Facility Agent and the Borrowers' Agent, certify to the Facility Agent and the Borrowers' Agent an alternative basis (in this Agreement referred to as the "SUBSTITUTE BASIS") for maintaining the participation of such Lender in such Advances. Without limitation, such Substitute Basis may be retroactive to the beginning of the Interest Period to which the Suspension Notice relates, and may include an alternative method of fixing the interest rate (which shall reflect the cost to such Lender of funding its participation in such Advances from other sources plus the Margin), alternative Interest Periods or alternative currencies for its participation in such Advance. Each Substitute Basis so certified shall be binding upon the relevant Borrower and the certifying Lender and shall be treated as part of this Agreement.

     (iii)So long as any Substitute Basis is in force, the Facility Agent, in consultation with the Borrowers' Agent and each Lender certifying a Substitute Basis, shall from time to time, but not less often than monthly and at the Borrowers' Agent's request, review whether or not the circumstances referred to in clause 12.3(i) or (ii) above (as the case may be) still prevail with a view to returning to the normal provisions of this Agreement.

12.4 MITIGATION

     If circumstances arise in respect of any Lender which would, or would upon the giving of notice, result in:

     (A) any Borrower being obliged to pay to that Lender additional amounts pursuant to clause 12.2 or any amounts pursuant to clause 13.3; or

     (B)  an alternative basis applying for the purposes of clause 12.3; or

     (C) any Borrower being obliged to repay that Lender's participation in all or any Advances pursuant to clause 12.1,

     then, without in any way limiting, reducing or otherwise qualifying such Borrower's obligations under clauses 12 and 13, the Lender shall, in consultation with the Facility Agent and the Borrowers' Agent, endeavour to take such reasonable steps as may be open to it to mitigate or remove such circumstances, including without limitation the transfer of its rights and obligations under this Agreement to another bank or financial institution acceptable to the Borrowers' Agent, unless to do so might (in the opinion of the Lender) be prejudicial to the Lender or would conflict with the Lender's general banking policies.

12.5 CERTIFICATES

     Any determination or notification by the Facility Agent or any Lender concerning any matter referred to in this clause shall, in the absence of manifest error, be conclusive evidence as to that matter and shall be binding on the Borrower, the Lenders and the Facility Agent.

13.  PAYMENTS

13.1 BY BORROWERS AND THE GUARANTOR

     All  payments  to be made by a  Borrower  or a  Guarantor  under  this
     Agreement:

     (A) for the account of any of the Lenders shall be made in immediately available funds not later than twelve noon on the relevant day to such account as the Facility Agent may have notified to the Borrowers' Agent for the account of the Facility Agent who shall, before the close of business on the date of receipt, remit to each Lender its portion of the payment so made by remitting it to such account of that Lender which that Lender may have previously notified to the Facility Agent; and

     (B) to the Facility Agent shall be made to such account as it may specify by notice to the Borrowers' Agent.

13.2 BY THE LENDERS

     All amounts to be advanced by the Lenders to a Borrower under this Agreement shall be remitted in immediately available funds not later than 12 noon on the relevant day to such account as the Facility Agent may have notified to the Lenders for the account of the Facility Agent who shall make available to the Borrower the amounts so remitted on the same day by payment to the account and bank which are specified in the relevant Request. If the Facility Agent makes available to a Borrower any amount which has not been made unconditionally available to the Facility Agent the Borrower shall forthwith on notice from the Facility Agent repay such amount to the Facility Agent together with interest on such amount until its repayment at a rate determined by the Facility Agent to reflect its cost of funds.

13.3 WITHHOLDINGS

     All payments by any Borrower or the Guarantor under this Agreement whether in respect of principal, interest, fees or any other item, shall be made in full without any deduction or withholding (whether in respect of set off, counterclaim, duties, taxes, charges or otherwise whatsoever) unless the deduction or withholding is on account of taxes imposed or levied by any jurisdiction in which any Borrower or the Guarantor is incorporated or through which any payment is made and is required by law, in which event (unless the Lender concerned otherwise agrees with the Borrowers' Agent) the Borrower or the Guarantor shall:

     (A) ensure that the deduction or withholding does not exceed the minimum amount legally required (based on the details of the Lender concerned provided to the Borrower or the Guarantor by such Lender through the Facility Agent);

     (B) forthwith pay to the Facility Agent for the account of each Lender such additional amount so that the net amount received by that Lender will equal the full amount which would have been received by it had no such deduction or withholding been made;

     (C) pay to the relevant taxation or other authorities within the period for payment permitted by applicable law the full amount of the deduction or withholding (including, but without prejudice to the generality of the foregoing, the full amount of any deduction or withholding from any additional amount paid pursuant to this sub-clause); and

     (D) furnish to the Facility Agent on behalf of the Lender concerned, within the period for payment permitted by the relevant law, either an official receipt of the relevant taxation authorities involved in respect of all amounts so deducted or withheld or if such receipts are not issued by the taxation authorities concerned on payment to them of amounts so deducted or withheld, a certificate of deduction or equivalent evidence of the relevant deduction or withholding.

     The obligation on the Borrower or Guarantor to pay an additional amount under this clause 13.3 shall not apply to the extent that the tax deducted is:

     (i) tax on the overall income of a Lender or the Agent save to the extent that such tax is collected by way of withholding from the relevant payment from which the deduction must be made; or

     (ii) tax that would not be imposed but for the connection between such Lender or the Agent (as the case may be) and the jurisdiction (other than the jurisdiction in which the Borrower or Guarantor in question (as appropriate) is tax resident) imposing such tax other than a connection arising as a result of the relevant Lender or the Agent entering into this Agreement.

13.4 U.S. TAXES

(A) Notwithstanding anything to the contrary in this clause 13, with respect to taxes which are imposed or levied by or on behalf of the United States of America or any authority thereof or therein having power to tax, any Borrower which is a U.S. Subsidiary shall only be under an obligation to gross up any amounts payable or paid by that Borrower hereunder to a Lender that is not organised under the laws of the United States of America or any state or political sub-division thereof (or payable or paid by the Facility Agent to such Lender) if:

     (i) such Lender as soon as practicable, but in any event prior to any payment by the Borrower concerned, delivers to that Borrower:

          (a) if the facility office of such Lender is located in the United States of America, two accurate and complete original signed copies of Internal Revenue Service Form W-8EC1 or any successor thereto (including, without limitation, any substitute form which constitutes, or which includes as part or all thereof, any revised such form) ("FORM W-8EC1") relating to income effectively connected with the conduct of a trade or business in the United States of America; or

          (b) if the facility office of such Lender is located outside the United States of America, two accurate and complete original signed copies of Internal Revenue Service Form W-8BEN or any successor thereto (including, without limitation, any substitute form which constitutes, or which includes as part or all thereof, any revised such form) ("FORM W-8BEN") relating to an applicable double tax treaty concluded by the United States of America (such Forms W-8BEN to be provided by the Facility Agent to the Lenders on signature of this Agreement), in each case, indicating that such Lender is on the Signing Date or, in the case of any Lender becoming a party to this Agreement after the Signing Date, on the date it becomes a party entitled to receive payments of principal, interest and fees under this Agreement free from any deduction and withholding of US income tax;

     (ii) before or promptly after any occurrence of any event (including the passing of time) requiring a change or re-issuance in the most recent Form W-8EC1 or Form W-8BEN previously delivered by such persons and if the delivery of the same be lawful, such Lender delivers to the Borrower concerned two accurate and complete original signed copies of Form W-8EC1 or Form W-8BEN in replacement for the forms previously delivered by such Lender;

     (iii)if any forms or documents other than or in addition to the forms referred to above are required or such forms referred to above shall cease to be required in order for any Borrower which is a U.S. Subsidiary to make payments of interest under this Agreement without any deduction or withholding on account of U.S. income tax, such Lender as soon as practicable, delivers to the Borrower or the relevant tax authority such forms or other similar document notified by any Borrower which is a U.S. Subsidiary to such Lender which such Lender can reasonably submit to any relevant tax authority so as to avoid such deduction or withholding to the extent that it is lawful for such Lender to do so.

     This clause 13.4(A) shall not apply where such obligation to gross up arises as a result of the introduction of or any change in law or regulation or in the official interpretation, administration or application thereof of any relevant tax authority or the amendment, withdrawal, suspension, cancellation or termination of any applicable tax treaty with respect to any Lender, in any such case, after the Signing Date.

(B) Each Lender which is organised under the laws of the United States of America or any state or political sub-division thereof shall deliver (through the Facility Agent) to each Borrower which is a U.S. Subsidiary as soon as practicable, but in any event prior to any payment by the Borrower concerned, a statement signed by an authorised signatory of such Lender to the effect that it is so organised and, if necessary in order to avoid United States backup withholding, a duly completed copy of Internal Revenue Service Form W-9 (or any successor thereto) establishing that such Lender is not subject to United States backup withholding.

(C) The Facility Agent shall have no responsibility or liability for and no obligation to check the accuracy or appropriateness of any form or statement delivered by any Lender pursuant to this clause 13.4.

13.5 U.K. TAXES

(A)  If a Lender is neither:

     (i) a bank as defined in Section 840A of the Income and Corporation Taxes Act 1988 at the date of any Advance which (with respect to interest payable under this Agreement) is beneficially entitled to such interest and within the charge to United Kingdom Corporation Tax as respects such interest at the time such interest paid; nor

     (ii) entitled to such interest under a double taxation agreement in force at the date of any Advance,

     otherwise than as a result of any introduction of or change in or in the interpretation, administration or application by the English courts or the Inland Revenue of any relevant law or any relevant practice or concession of the Inland Revenue after the Signing Date, then the Borrower shall not be liable to pay to the Lender any amount under this clause 13 in excess of the amount they would have been obliged to pay if the Lender had been (i) a bank, as so defined at the date of the relevant Advance, and (ii) beneficially entitled to such interest and within the charge to United Kingdom corporation tax as respects such interest at the time such interest is paid.

(B)  Each Lender confirms to the Facility Agent as follows:

     (i) it is beneficially entitled to its rights to principal and interest under this Agreement; and

     (ii) it is either:

          (a) a bank within the meaning of section 840A of the Income and Corporation Taxes Act 1988 which is resident in the United Kingdom for tax purposes; or

          (b)  not resident for tax purposes in the United Kingdom.

     This confirmation is given as at the date of this Agreement. In the case of a Lender becoming a Lender by virtue of an assignment or transfer it is instead given on the date of that assignment or transfer. Each Lender agrees that it will notify the Facility Agent promptly of any change in any of these matters.

13.6 TAX CREDITS

     If any Borrower or the Guarantor pays any additional amount (a "TAX PAYMENT") under clause 13.3 and any Lender effectively obtains a refund of tax or credit against tax on its overall net income by reason of that Tax Payment (a "TAX CREDIT") and that Lender is able to identify such Tax Credit as being attributable to such Tax Payment, then that Lender shall reimburse to the Borrower or, as the case may be, the Guarantor such amount as it shall determine to be the proportion of such Tax Credit as will leave that Lender, after that reimbursement, in no better or worse position than it would have been in if that Tax Payment had not been required. Each Lender shall have absolute discretion as to whether to claim any Tax Credit and, if it does so claim, the extent, order and manner in which it does so. No Lender shall be obliged to disclose any information regarding its tax affairs or computations to any Borrower or the Guarantor.

13.7 DATE

     If any payment under this Agreement would otherwise be due on a day which is not a Business Day, it shall be due on the next succeeding Business Day or, if that Business Day falls in the following month of the year, on the preceding Business Day.

13.8 DEFAULT INTEREST

(A) If a Borrower fails to pay any amount in accordance with this Agreement, the Borrower shall pay interest on that amount from the time of default up to the time of actual payment (as well after as before judgment) at the rate per annum which is the sum of (a) the Margin plus 1% and (b) the rate (as determined by the Facility Agent) for a deposit of an amount comparable to the defaulted amount, offered to the Facility Agent in the London Interbank market, for such period as the Facility Agent may from time to time select, at or about 11.00 a.m. (London time) on the Business Day succeeding that on which the Facility Agent becomes aware of the default for value on that day in the case of sterling or two Business Days later in the case of any other currency and (c) the Mandatory Cost.

(B) If an amount unpaid in accordance with this Agreement in respect of the Facility, is of principal due on a day during, but not the last day of, an Interest Period relating thereto, the period selected by the Facility Agent under clause 13.8(A) shall equal the unexpired portion of the Interest Period and there shall be substituted for the rate specified in clause 13.8(A) the rate of 1% above the rate calculated in accordance with clause 7.4 and applicable to the unpaid amount immediately before it fell due.

(C) Interest under this clause shall accrue daily on the basis of a year of 360 days (or 365 days in the case of sterling, Hong Kong Dollars, Belgian Francs, Canadian Dollars and Singapore Dollars or such other period applied generally in the relevant market in relation to such calculations for the relevant currency) from and including the first day to the last day of each period for which a rate of interest is determined as aforesaid and shall be due and payable by the Borrower at the end of each such period. So long as the default continues, the rate referred to in clause 13.8(A) shall be calculated on a similar basis at the end of each period selected by the Facility Agent and notified to the Lenders and interest payable under this sub-clause which is unpaid at the end of each such period shall thereafter itself bear interest at the rates provided in this sub-clause.

13.9 JUDGMENT CURRENCY

     If, under any applicable law, whether as a result of a judgment against a Borrower or the Guarantor or the liquidation of a Borrower or the Guarantor or for any other reason, any payment under or in connection with the Facility is made or is recovered in a currency (the "OTHER CURRENCY") other than that in which it is required to be paid hereunder (the "ORIGINAL CURRENCY") then, to the extent that the payment to any Lender (when converted at the rate of exchange on the date of payment or, in the case of a liquidation, the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount unpaid under this Agreement, the Borrower or the Guarantor shall as a separate and independent obligation, fully indemnify that Lender against the amount of the shortfall; and for the purposes of this sub-clause "RATE OF EXCHANGE" means the rate at which the Lender concerned is able on the relevant date to purchase the original currency in London with the other currency.

14.  DEFAULT

14.1 EVENTS

     If (whether or not caused by any reason outside the control of the Borrowers or the Guarantor):

     (A) any Borrower or the Guarantor does not pay on the due date (or, in the case of amounts other than principal, within three Business Days thereafter) any amount payable by it under any of the Financing Documents at the place and in the currency expressed to be payable (unless such failure results solely from a technical problem in relation to the transfer of funds for which such Borrower or Guarantor is not responsible and is remedied within five days of the due date); or

     (B) any Borrower or the Guarantor fails to comply in any material respect with any other provision of any of the Financing Documents and, other than in the case of clauses 11.3 and 11. 5, if such default is capable of prompt remedy within 30 days after any Borrower or the Guarantor shall have given notice of such default pursuant to clause 11.4 (or, if earlier, the date on which the Facility Agent shall have given notice to the Borrowers' Agent of such default) such Borrower or the Guarantor shall have failed to cure such default; or

     (C) any representation, warranty or written statement made or deemed to be repeated in, or in connection with, this Agreement or in any other Financing Document or in any certificate delivered by or on behalf of any Borrower or the Guarantor in writing under any of the Financing Documents is incorrect in any material respect when made or deemed to be repeated, or, in respect of those specified in clause 10.2, would be if repeated at any time; or

     (D) any other present or future Borrowings of a principal amount exceeding in the aggregate $20,000,000 or the equivalent sum in any other currency of any member of the Group shall become due and payable or capable of being declared due and payable prior to the due date thereof as a result of a default or any such Borrowings shall not be paid on the due date thereof (or, if a grace period was originally provided for in the document evidencing or constituting such Borrowing, within any applicable grace period therefor) or any Security Interest over any assets of any member of the Group and securing a principal amount exceeding $20,000,000 shall be or become enforceable; or

     (E) any Borrower, the Guarantor or any Material Subsidiary is deemed unable to pay its debts within the meaning of section 123(1)(a),
          (b), (c) or (d) of the Insolvency Act 1986 (as that section may be amended by order under section 416 or otherwise), or any Borrower, the Guarantor or any Material Subsidiary becomes unable to pay its debts as they fall due, or any Borrower, the Guarantor or any Material Subsidiary suspends making payments (whether of principal or interest) with respect to all or any class of its debts or announces an intention to do so; or

     (F) an application for an administration order in relation to any Borrower, the Guarantor or any Material Subsidiary is presented to the court by any such company or its directors or the supervisor of a voluntary arrangement relating to any Borrower, the Guarantor or any Material Subsidiary or such an order is made on the application of a creditor of any Borrower, the Guarantor or any Material Subsidiary or any meeting of any Borrower, the Guarantor or any Material Subsidiary is convened for the purpose of considering any resolution to present an application for such an order; or

     (G) any kind of composition, scheme of arrangement, compromise or arrangement involving any Borrower, the Guarantor or any Material Subsidiary and its creditors generally (or any class of them) is proposed by the company concerned as a result of financial difficulties; or

     (H) any administrative or other receiver or any manager of any Borrower, the Guarantor or any Material Subsidiary or all or a substantial part of any of its property is appointed, or the directors of any Borrower, the Guarantor or any Material Subsidiary request any person to appoint such a receiver or manager, or any kind of attachment (except prejudgment attachment), sequestration, distress or execution against any Borrower, the Guarantor or any Material Subsidiary or all or a substantial part of its property is levied or sued out and not discharged within 30 days; or

     (I) any meeting of any Borrower, the Guarantor or any Material Subsidiary is convened for the purpose of considering any resolution for (or to petition for) its winding up, or any Borrower, the Guarantor or any Material Subsidiary passes such a resolution, or any Borrower, the Guarantor or any Material Subsidiary or any other person (except its creditor) presents any petition for the winding up of any Borrower, the Guarantor or any Material Subsidiary, or an order for the winding up of any Borrower, the Guarantor or any Material Subsidiary is made on the petition of any of its creditors unless, in each case, it is a voluntary solvent winding-up, amalgamation, reconstruction or reorganisation or part of a voluntary scheme of arrangement; or

     (J) there occurs in relation to any Borrower, the Guarantor or any Material Subsidiary in any country or territory in which it carries on business or to the jurisdiction of whose courts it or any of its property is subject any event which reasonably appears to the Majority Lenders to correspond in that country or territory with any of those mentioned in paragraphs (E) to (I) inclusive above or any Borrower, the Guarantor or any Material Subsidiary otherwise becomes subject, in any such country or territory, to any law relating to insolvency, bankruptcy or liquidation; or

     (K) any Borrower, the Guarantor or any Material Subsidiary ceases, or threatens to cease, to carry on all or a substantial part of its business except consequent upon a disposal, merger or acquisition not otherwise prohibited under this Agreement; or

     (L) any authorisation, approval, consent, licence, exemption, filing, registration or notarisation or other requirement necessary to enable any Borrower or the Guarantor to comply with its obligations under any of the Financing Documents to which it is a party in any material respect is revoked or withheld or does not remain in full force and effect or is materially and adversely modified; or

     (M) any single person, or group of persons acting in concert (as defined in the City Code on Takeovers and Mergers), acquires control (as defined in Section 416 of the Income and Corporation Taxes Act 1988) of the Company and, in a situation where the acquisition of such control of the Company takes place with the consent, and on the recommendation, of the Board of Directors of the Company only, ninety days shall have elapsed following such acquisition of control; or

     (N) at any time it is unlawful for any Borrower or any the Guarantor to perform any of its material obligations under any Financing Document to which it is a party; or

     (O) any litigation, arbitration or administrative proceeding or claim in which there is a reasonable possibility of an adverse decision which has had or would be reasonably likely by itself or together with any other such proceedings or claims either to have a material adverse effect on the business, assets or consolidated financial condition of the Group as a whole or which would be reasonably likely materially and adversely to affect the ability of the Borrowers and the Guarantor taken as a whole to observe or perform their obligations under any Financing Documents and which affect any Borrower, the Guarantor or the Group as a whole is in progress or pending or threatened; or

     (P) (i) any U.S. Subsidiary (a "QUALIFYING U.S. SUBSIDIARY") which is a Borrower or Material Subsidiary shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to winding-up, dissolution, bankruptcy, insolvency, reorganisation or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganisation, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or any Qualifying U.S. Subsidiary shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Qualifying U.S. Subsidiary any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of sixty days; or (iii) there shall be commenced against any Qualifying U.S. Subsidiary any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty days from the entry thereof; or (iv) any Qualifying U.S. Subsidiary shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; or (v) any Qualifying U.S. Subsidiary shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

     (Q) any other event or series of events whether related or not which has a material adverse effect on the business, assets or consolidated financial condition of the Group as a whole or which would be reasonably likely materially and adversely to affect the ability of the Group as a whole to comply with any or all of its obligations under the Financing Documents occurs, then, at once or at any time thereafter, the Facility Agent may, and upon the request of the Majority Lenders shall, by notice to the Borrowers' Agent, declare the Total Outstandings to be immediately due and payable whereupon:

     (a) all Advances and all other sums outstanding under the Facility shall become so due and payable together with accrued interest thereon and any other amounts then payable under this Agreement or the Facility; and

     (b)  no further utilisations of the Facility shall be permitted.

     Notwithstanding the foregoing, if an Event of Default specified in paragraph (P)(i) to (iii) above occurs with respect to a U.S. Subsidiary which is a Borrower, the Commitments of the Lenders in respect of such Borrower shall immediately terminate and the Outstandings owed by such Borrower shall become immediately due and payable, without any action by the Facility Agent or the Lenders and without any presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in any Financing Documents to the contrary notwithstanding.

14.2 NOTICE

     If the Facility Agent is notified under this Agreement of the occurrence of an Event of Default it shall promptly inform each of the Lenders. If any Lender becomes aware of the occurrence of an Event of Default it shall promptly inform the Facility Agent.

15.  INDEMNITY

15.1 GENERAL INDEMNITY

     Each Borrower and the Guarantor shall fully indemnify each of the Facility Agent and the Lenders from and against any expense, loss, damage or liability (as to the amount of which the certificate of the Facility Agent shall, in the absence of manifest error, be conclusive) which any of them may incur as a consequence of the occurrence of any Event of Default, of any failure to draw down in accordance with a Request or other notification of any intention to utilise the Facility or of any repayment or prepayment under this Agreement or otherwise in connection with this Agreement (including without limitation any repayment or prepayment pursuant to clause 2.3, 9.1 or 9.3). Without prejudice to its generality, the foregoing indemnity shall extend to any interest, fees or other sums whatsoever paid or payable on account of any funds borrowed in order to carry any unpaid amount and to any loss, premium, penalty or expense which may be incurred in liquidating or employing deposits from third parties acquired to make, maintain or fund the Total Outstandings (or any part of them) or any other amount due or to become due under this Agreement.

15.2 WAIVER OF DEFENCES

     The Borrowers and the Guarantor agree that no delay, extension of time, renewal, compromise, waiver, indulgence, release of security or rights or any other matter or thing shall in any way prejudice the Lenders' or the Facility Agent's rights or powers hereunder. No Borrower shall by virtue of any payment made by it pursuant to this clause 15 claim in competition with the Facility Agent or any Lender any right of subrogation, contribution or indemnity against any member of the Group so long as any amount is or is capable of becoming outstanding hereunder.

16.  GUARANTEE

16.1 GUARANTEE

     The Guarantor unconditionally and irrevocably guarantees, as a continuing obligation, the proper and punctual payment by each of the Borrowers of the Guaranteed Amounts and unconditionally and irrevocably undertakes, as a continuing obligation, with the Facility Agent and the Lenders (and each of them) that, if for any reason any Borrower does not make such payment, the Guarantor shall pay the Guaranteed Amounts upon first written demand by the Facility Agent.

16.2 PRINCIPAL DEBTOR

     The Guarantor shall be deemed to be liable for the Guaranteed Amounts as sole or principal debtor.

16.3 DISCHARGE

     The liabilities and obligations of the Guarantor under this Agreement shall remain in force notwithstanding any act, omission, neglect, event or matter whatsoever, except the proper and valid payment of all the Guaranteed Amounts and, subject to clause 16.4, an absolute discharge or release of the Guarantor signed by the Facility Agent on behalf of the Lenders; and without prejudice to its generality, the foregoing shall apply in relation to anything which would have discharged the Guarantor (wholly or in part) or which would have afforded the Guarantor any legal or equitable defence, and in relation to any winding up or dissolution of, or any change in constitution or corporate identity or loss of corporate identity by, any of the Borrowers or any other person.

16.4 PREFERENCE

     Any such discharge or release as is referred to in clause 16.3, and any composition or arrangement which the Guarantor may effect with the Facility Agent and the Lenders, shall be deemed to be made subject to the condition that it will be void if any payment or security which the Facility Agent and the Lenders (or any of them) may previously have received or may thereafter receive from any person in respect of the Guaranteed Amounts is set aside under any applicable law or proves to have been for any reason invalid.

16.5 NO IMPAIRMENT

     Without prejudice to the generality of clauses 16.2 and 16.3 none of the liabilities or obligations of the Guarantor under this Agreement shall be impaired by, and the Guarantor hereby irrevocably waives any defences it may now or hereafter have in any way relating to, the Facility Agent and the Lenders (or any of them):

     (A) agreeing with any Borrower any variation or departure (however substantial) of or from this Agreement (other than this clause) or any of the Financing Documents and any such variation or departure shall, whatever its nature, be binding upon the Guarantor in all circumstances, notwithstanding that it may increase or otherwise affect the liability of the Guarantor provided however that if any such variation is made, without the Guarantor's prior written consent, which has the effect of increasing the amount of the Facility or the Margin, the amount of the Guarantor's liability under this clause shall be limited to the amount for which they would have been liable had such variation not been made;

     (B) releasing or granting any time or any indulgence whatsoever to any Borrower or the Guarantor and, in particular, waiving any of the pre-conditions for Advances under this Agreement or any contravention by any Borrower of this Agreement, or entering into any transaction or arrangements whatsoever with or in relation to any Borrower, and/or any third party;

     (C) taking, perfecting, accepting, varying, dealing with, enforcing, abstaining from enforcing, surrendering or releasing any security for the Guaranteed Amounts in such manner as it or they think fit, or claiming, proving for, accepting or transferring any payment in respect of the Guaranteed Amounts in any composition by, or winding up of, any Borrower and/or any third party or abstaining from so claiming, proving, accepting or transferring.

16.6 DEMANDS

     Demands under this clause may be made from time to time, and the liabilities and obligations of the Guarantor under this Agreement may be enforced, irrespective of:

     (A) whether any demands, steps or proceedings are being or have been made or taken against any of the Borrowers and/or any third party; or

     (B) whether or in what order any security to which the Facility Agent or the Lenders may be entitled in respect of the Guaranteed Amounts is enforced.

     The Guarantor waives diligence, presentment, protest, demand for payment and notice of default to or upon any Borrower.

16.7 SUSPENSE ACCOUNT

     Until all amounts which may be or become payable by the Borrowers hereunder or under any of the Finance Documents or in connection herewith or therewith have been irrevocably paid and discharged in full, the Facility Agent and each Lender may:

     (A) refrain from applying or enforcing any other security, moneys or rights held or received by the Facility Agent or such Lender in respect of such amounts or apply and enforce the same in such manner and order as the Facility Agent or such Lender sees fit (whether against such amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

     (B) hold in suspense account (subject to the accrual of interest thereon at market rates for the account of the Guarantor) any moneys received from the Guarantor or on account of that Guarantor's liability hereunder.

16.8 SUBORDINATION

     So long as the Guarantor has any liability under this Agreement and except as provided in clause 16.9 below:

     (A) the Guarantor shall not take or accept any Security Interest from any Borrower or, in relation to the Guaranteed Amounts, from any third party, without first obtaining the Facility Agent's written consent;

     (B) after the occurrence of an Event of Default, the Guarantor shall not, without first obtaining the Facility Agent's written consent, seek to recover, whether directly or by set off, lien, counterclaim or otherwise, nor accept any moneys or other property, nor exercise any rights in respect of, any sum which may be or become due to the Guarantor on any account by any Borrower or, in relation to the Guaranteed Amounts, from any third party, nor claim, prove for or accept any payment in any composition by, or any winding up of, any Borrower or, in relation to the Guaranteed Amounts, any third party;

     (C)  if,  notwithstanding  the  foregoing,   the  Guarantor  holds  or
          receives  any  such  security,   moneys  or  property,  it  shall
          forthwith pay or transfer the same to the Facility Agent.

16.9 DEFERRAL OF SUBROGATION, CONTRIBUTION, REIMBURSEMENT, EXONERATION AND INDEMNITY

     The Guarantor agrees that it will not exercise any rights that it may now have or hereafter acquire against the Borrowers or any other person that arise from the existence, payment, performance or enforcement of the Guaranteed Amounts, including without limitation any right of subrogation, contribution, reimbursement, exoneration or indemnity (or any similar right) prior to the later of the cash payment in full of the Guaranteed Amounts and all other amounts payable under this clause 16 and the Final Maturity. If any amount shall be paid to the Guarantor in violation of the preceding sentence, such amount shall be held in trust for the benefit of the Facility
     Agent and the Lenders and shall forthwith be paid to the Facility Agent to be credited and applied to the Guaranteed Amounts and all other amounts payable under this clause 16, whether or not due, in accordance with the terms of the Financing Documents, or be held as collateral security for any Guaranteed Amounts or other amounts payable under this clause 16 and thereafter arising. If (i) the Guarantor shall make payment of all or any part of the Guaranteed Amounts, (ii) all of the Guaranteed Amounts and all other amounts payable under this clause 16 shall be paid in full in cash and (iii) the Final Maturity shall have occurred, the Facility Agent will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Amounts resulting from such payment by the Guarantor.

16.10 INDEMNITY

     As a separate, additional and continuing obligation, the Guarantor unconditionally and irrevocably undertakes with the Facility Agent and the Lenders (and each of them) that, should the Guaranteed Amounts not be recoverable from the Guarantor under clause 16.1 for any reason whatsoever (including, but without prejudice to the generality of the foregoing, by reason of any other provision of this Agreement being or becoming void, unenforceable or otherwise invalid under any applicable law) then, notwithstanding that it may have been known to the Facility Agent or any of the Lenders, the Guarantor shall, as a sole, original and independent obligor, upon first written demand by the Facility Agent under clause 16.1, make payment of the Guaranteed Amounts by way of a full indemnity in such currency and otherwise in such manner as is provided for in this Agreement and shall indemnify the Facility Agent and the Lenders (and each of them) against all losses, claims, costs, charges and expenses to which they may be subject or which they may incur under or in connection with this Agreement.

17.  THE FACILITY AGENT

17.1 APPOINTMENT

     Each Lender irrevocably authorises the Facility Agent, subject to clause 17.12, to execute such of the Financing Documents which such Lender has approved in writing which are expressed to be executed by the Facility Agent for and on behalf of the Lenders (and execution by a Lender of this Agreement shall constitute approval in writing, of any Novation Agreement and any agreement entered into under clause 3.8 or 3.9), and to take such action on its behalf and to exercise and carry out such powers, discretions, authorities and duties as are specifically delegated to it by the Financing Documents and such powers as the Facility Agent reasonably considers are incidental thereto. The Facility Agent shall have only those powers, discretions, authorities and duties which are expressly specified in the Financing Documents.

17.2 RELATIONSHIP

(A) In connection with its powers, discretions, authorities and duties under the Financing Documents, the Facility Agent shall act solely as the agent of each of the Lenders, and shall not assume, and shall not be deemed to have assumed, any obligations to, or fiduciary relationship with, the Lenders other than those for which specific provision is made by the Financing Documents or any obligations to, or fiduciary relationship with, any of the Borrowers or the Guarantor.

(B) The Facility Agent shall not be liable for any failure of any of the parties to any of the Financing Documents duly and punctually to observe and perform any of its obligations under the Financing Documents.

(C) The Facility Agent shall not be liable for any action taken or omitted by it under or in connection with the Financing Documents in good faith and in the absence of wilful misconduct or gross negligence.

(D) The Facility Agent may act under the Financing Documents through its personnel and agents.

17.3 MAJORITY LENDERS' DIRECTIONS

     In the exercise of any power or discretion given to it under the Financing Documents and as to any matter not expressly provided for in the Financing Documents or where a decision of the Majority Lenders is provided for, the Facility Agent shall act or refrain from acting in accordance with the instructions of the Majority Lenders. In the absence of any such instructions, the Facility Agent may act or refrain from acting as it shall see fit. Any such instructions of the Majority Lenders or any such decision of the Facility Agent shall be binding on all the Lenders and the Facility Agent shall not be liable to the Borrowers, the Guarantor, the Lenders or any of them for the consequences of any such instructions or decision.

17.4 CREDIT APPROVAL

     In favour of the Facility Agent and each Lender acknowledges in connection with the Financing Documents:

     (A) that it has made such enquiries on its own behalf and taken such care as would have been the case had its participation in the Facility been made directly by that Lender to the Borrowers without the intervention of the Facility Agent or any other Lender and that it has not relied, and does not rely, upon any information or advice provided, or any appraisal of, or investigation into the financial condition, credit worthiness, affairs, status or nature of the Group effected, by the Facility Agent in such capacity; and

     (B) that, subject to clause 17.8, the Facility Agent neither was nor will be obliged either before or at any time after the signing of this Agreement to provide that Lender with any information or advice or to make any such investigation or appraisal.

17.5 DOCUMENTATION

     Neither the Facility Agent nor any of its directors, officers, employees or agents shall be liable:

     (A) for the execution, validity, enforceability or effectiveness of any of the Financing Documents or any document delivered pursuant thereto or connected therewith; or

     (B)  for  any  statements,   representations  or  warranties  made  or
          referred to in any of the Financing Documents or any information given in connection with any of the Financing Documents.

17.6 RELIANCE

     The Facility Agent shall not be liable:

     (A) for the consequences of relying on any communication or document reasonably believed by it in good faith to be genuine and correct and to have been communicated or signed by the person by whom it purports to be communicated or signed; or

     (B) for the consequences of relying in good faith on the advice of any professional advisers selected by it in connection with the Financing Documents.

17.7 DEFAULT

(A) The Facility Agent shall not be obliged to take any steps to ascertain whether any Event of Default (or Potential Event of Default) has occurred and until the Facility Agent has received express notice to the contrary from a Borrower, the Guarantor, the Borrowers' Agent or a Lender, it shall be entitled to assume that no such event has occurred.

(B) The Facility Agent shall not be obliged to take any proceedings against any of the Borrowers or the Guarantor for the recovery of any sum due under the Financing Documents or otherwise in connection therewith unless it has been fully indemnified to its satisfaction by each of the Lenders in the proportion which its Commitment or Commitments bear to the Total Commitments.

17.8 INFORMATION

(A) The Facility Agent shall promptly send a copy of all notices served by the Borrowers' Agent under this Agreement and of all other documents delivered to it under this Agreement to each of the Lenders affected by such notice or document unless that Lender and the Borrower's Agent have agreed otherwise and have notified the Facility Agent to that effect in writing.

(B) The Facility Agent shall not be obliged to transmit to the Lenders any information in any way relating to any of the parties to the Financing Documents which the Facility Agent may have acquired otherwise than in connection with this Agreement.

(C) The Facility Agent shall exercise its rights under clause 11.2(E) to seek specified further information from the Borrower, the Guarantor or any of their respective Material Subsidiaries promptly upon the receipt of any reasonable written request so to do from any Lender.

17.9 THE FACILITY AGENT AS LENDER

     The Facility Agent shall with respect to its own participation have the same rights and powers under the Financing Documents as any other Lender which is a party to the same Financing Documents and may exercise them as though it were not also acting as agent for the Lenders. The Facility Agent and its associates and affiliates may, without liability to disclose or account, engage in any kind of financial, trust or commercial business with, or acquire or dispose of any kind of security of, the Company or any of its associates or affiliates and neither the Facility Agent nor any of its associates or affiliates shall have any obligation to disclose or account for any dealings with the Company or any of its associates or affiliates prior to the Signing Date.

17.10 INDEMNITY

     Each of the Lenders shall fully indemnify the Facility Agent rateably in the proportion which its Commitment or Commitments bear to the Total Commitments, from and against all claims, proceedings, expenses, losses, damages and liabilities of every description which may be incurred by the Facility Agent in such capacity in good faith and in the absence of gross negligence or wilful misconduct and which in any way relate to or arise out of the Financing Documents or any action taken or omitted by the Facility Agent in enforcing or preserving, or in attempting to enforce or preserve, any of the rights of the Lenders under the Financing Documents. If the Facility Agent in good faith and in the absence of gross negligence or wilful misconduct makes available to a Borrower an amount under this Agreement which has not been made unconditionally available to the Facility Agent by a Lender, then that Lender shall indemnify the Facility Agent against any loss which the Facility Agent suffers or incurs as a result.

     Unless the Borrowers' Agent notifies the Facility Agent before the date a payment is due hereunder that a Borrower does not intend to make the payment, the Facility Agent may assume that the Borrower has made that payment when so due and the Facility Agent may make available to each Lender on that payment date an amount equal to that Lender's share of the assumed payment. If the Borrower has not made payment to the Facility Agent, each Lender shall on demand repay to the Facility Agent, for value on the date of payment to the Lender, the amount made available to that Lender.

17.11 AMENDMENTS

     The Facility Agent may (except where any other authority is required for the same by the express provisions of the Financing Documents) grant waivers or consents or vary the terms of the Financing Documents if authorised by the Majority Lenders and the Borrowers' Agent. Any such waiver, consent or variation so authorised and effected by the Facility Agent shall be binding on all the Lenders and the Facility Agent shall be under no liability whatsoever in respect of any such waiver, consent or variation. This clause 17.11 shall not authorise:

     (A) any change in the rate at which interest is payable or the method by which interest is calculated under this Agreement;

     (B) any extension of the date for, or alteration in the amount or currency of, any payment of principal, interest, fee, commission or any other amount payable under the Financing Documents;

     (C)  any extension of the Final Drawing Date or Final Maturity;

     (D)  any increase in any Lender's Commitment;

     (E) any variation of (i) the definitions of Majority Lenders; (ii) clauses 19.2 and 20.1 or this clause 17.11; or

     (F) any release of the Guarantor except where specifically permitted elsewhere in this Agreement or any variation or amendment to clause 11.13,

     except with the prior consent of all the Lenders.

17.12 TERMINATION

(A) The Facility Agent may at any time notify the Borrowers' Agent and the Lenders of the proposed termination of the agency. After the giving of any notice of proposed termination or upon the expiration of the thirty day period following the giving of a notice by the Majority Lenders as referred to in paragraph (B), the Majority Lenders may in writing appoint, on behalf of the Lenders, a successor as Facility Agent subject to the consent of the Borrowers' Agent (not to be unreasonably withheld or delayed). In the event of a proposed termination by the Facility Agent, if such successor has not accepted in writing the appointment within thirty days after the notice of proposed termination from the Facility Agent, the Facility Agent may within a further thirty days appoint, on behalf of the Lenders, a successor which shall be a bank with an office in London and provided that the Facility Agent's appointment hereunder shall not terminate following the giving of a notice of termination by it until a successor has been appointed and written acceptance of such appointment is given by the successor pursuant to paragraph (D).

(B) The Majority Lenders may require the Facility Agent to resign by giving to the Facility Agent (copied to the Borrowers' Agent) not less than thirty days' prior notice.

(C) Upon the written acceptance (in such form as the Majority Lenders may approve) by any successor of its appointment as Facility Agent, as regards each of the Borrowers, the Guarantor and the Lenders, such successor shall become bound by all the obligations of the Facility Agent and become entitled to all the rights, privileges, powers, authorities and discretions of the Facility Agent under the Financing Documents.

(D) Upon the written acceptance (in such form as the Majority Lenders may approve) by any successor of its appointment as Facility Agent in the event of a termination by the Facility Agent or upon the expiration of the thirty day period following the giving of a notice by the Majority Lenders as referred to in paragraph (B):

     (i) the agency of the retiring Facility Agent shall terminate but without prejudice to any liabilities which the retiring Facility Agent may have incurred prior to the termination of its agency; and

     (ii) the retiring Facility Agent shall be discharged from any further liability or obligation under the Financing Documents.

(E) The provisions of this Agreement shall continue in effect for the benefit of any retiring Facility Agent in respect of any actions taken or omitted to be taken by it or any event occurring before the termination of its agency.

18.  FEES AND EXPENSES

18.1 AGENCY FEE

     The Borrowers have paid to the Facility Agent for its own account an agency fee in accordance with the terms of a letter dated the Signing Date between the Company and the Facility Agent.

18.2 EXPENSES

     The Borrowers shall on demand pay, in each case on the basis of a full indemnity:

     (A) to the Facility Agent all reasonable expenses (including legal, printing, publicity and out-of-pocket expenses) reasonably incurred by the Facility Agent in connection with the negotiation, preparation or completion of this Agreement and any related documents; and

     (B) to the Facility Agent all expenses (including legal and out-of-pocket expenses) incurred by it in connection with any variation, refinancing, consent or approval relating to the Financing Documents or incurred by it or any of the Lenders in connection with the preservation, enforcement or the attempted preservation or enforcement of any of their rights under the Financing Documents or any related documents.

18.3 STAMP DUTY

     The Borrowers shall pay any stamp, documentary and other similar duties and taxes to which the Financing Documents or any related documents (other than an assignment or transfer of a Lender's rights or obligations hereunder) may be subject or give rise in any relevant jurisdiction and shall fully indemnify the Facility Agent and each of the Lenders from and against any losses or liabilities which any of them may incur as a result of any delay or omission by the Borrowers to pay any such duties or taxes.

18.4 VALUE ADDED TAX

     The amounts  stated in this  Agreement to be payable by the  Borrowers
     are   exclusive  of  United   Kingdom  value  added  tax  ("VAT")  and
     accordingly:

     (A) the Borrowers shall pay any VAT properly chargeable in respect of supplies to the Borrowers as contemplated by this Agreement (including any VAT chargeable by the Facility Agent in respect of its supplies to the Borrowers under this Agreement); and

     (B) in the case of goods or services supplied to the Facility Agent as contemplated by this Agreement, the Borrowers shall pay to the Facility Agent by way of additional remuneration such amount as shall represent any associated VAT (whether charged by the supplier or suffered by reason of the reverse charge provisions contained in section 8 of the Value Added Tax Act 1994) to the extent that VAT is not, in the reasonable opinion of the Facility Agent, otherwise recoverable as input tax.

19.  SET-OFF AND PRO RATA SHARING

19.1 SET-OFF

     Following an Event of Default, any Lender (including, for the avoidance of doubt, a Lender under a Designated Facility) may at the same time as providing notice to the Borrower or the Guarantor combine, consolidate or merge all or any of a Borrower's or the Guarantor's accounts with, and liabilities to, that Lender and may set off or transfer any sum standing to the credit of any such accounts in or towards satisfaction of any of the Borrower's or the Guarantor's, as the case may be, liabilities to that Lender under the Financing Documents, and may do so notwithstanding that the balances on such accounts and the liabilities may not be expressed in the same currency and each Lender is hereby authorised to effect any necessary conversions at the Lender's own rate of exchange then prevailing.

19.2 PRO RATA SHARING

(A) If, following an Event of Default, a Lender (including, for the avoidance of doubt, a Lender under a Designated Facility) receives or recovers any amount (other than from the Facility Agent) in respect of sums due from a Borrower or the Guarantor under the Financing Documents (whether by set-off or otherwise) it shall promptly notify the Facility Agent of such amount and the manner of its receipt or recovery.

(B) Following receipt of notice under clause 19.2(A) the Facility Agent shall, as soon as practicable, having regard to the circumstances, consult with the Lenders to establish the aggregate amount of sums received or recovered by the Lenders and what payments are necessary amongst the Lenders for such aggregate amount to be divided amongst each Lender in the proportion to which each Lender's Outstandings bear to the Total Outstandings.

(C) The Lenders shall promptly make such payments to each other, through the Facility Agent, as the Facility Agent shall direct to effect the divisions referred to in clause 19.2(B).

(D) If a Lender makes a payment or payments pursuant to clause 19.2(C), any payment previously received by that Lender as described in clause 19.2(A) shall, subject to clause 19.2(E), be deemed to have been made by the relevant Borrower or the Guarantor, as the case may be, on the understanding that it was received by that Lender as agent for the Lenders and that the payments described in clause 19.2(C) would be made and the liabilities of the relevant Borrower or the Guarantor, as the case may be, to each of the Lenders shall accordingly be determined on the basis that such payment or payments pursuant to clause 19.2(C) would be made.

(E) If a Lender makes a payment or payments pursuant to clause 19.2(C), clause 19.2(D) shall not apply if, as a result, the indebtedness of the relevant Borrower or the Guarantor to the Lender has been extinguished, discharged or satisfied by the amount received or recovered (for example, because of set-off). In this event, for the purpose only of determining the liabilities of the relevant Borrower or the Guarantor, as the case may be, to the Lenders (other than the Lender making the said payment or payments) and the liabilities of the Lenders to each other, the said payment or payments by the Lender shall be deemed to have been made on behalf of the relevant Borrower or the Guarantor, as the case may be, in respect of its obligations under the Financing Documents and to the extent the Facility is thereby discharged the relevant Borrower or the Guarantor, as the case may be, shall fully indemnify the Lender for such payment or payments.

(F) Any moneys payable by the relevant Borrower or the Guarantor under clause 19.2(E) by way of indemnity shall be payable from the date the Lender makes the payment or payments under clause 19.2(C), shall carry interest from such date and for such purpose and all other purposes of this Agreement be treated in the same way as other amounts payable under this Agreement as though such moneys were payable in respect of the Outstandings of the Lender which has the benefit of the indemnity contained in clause 19.2(E) (whether or not the indebtedness attributable to such participation has been extinguished, discharged or satisfied in whole or in part).

     For the purpose of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which any rate of interest payable under this Agreement which is to be calculated on any basis other than a full calendar year is equivalent may be determined by multiplying such rate by a fraction, the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable ends and the denominator of which is the number of days comprising such basis.

(G) Every payment and adjustment made pursuant to this clause shall be subject to the condition that if any receipt or recovery as referred to in paragraph (A) made by a Lender (or any part thereof) subsequently has to be repaid by the relevant Lender (the "SHARING LENDER") to the relevant Borrower or the Guarantor, the Facility Agent (if it shall then hold the same) and each of the Lenders which has received any part thereof shall repay the relevant amount received (or the relevant part, as the case may be) to the Sharing Lender together with such amount (if any) as is necessary to reimburse to the Sharing Lender the appropriate proportion of any interest (in respect of the period during which the Facility Agent or (as the case may be) such Lender held such amount (or part thereof)) it shall have been obliged to pay when repaying such amount as aforesaid and the relevant adjustments pursuant to the preceding paragraphs of this clause shall be to that extent cancelled.

19.3 LITIGATION

     If any Lender shall commence an action or proceeding in any court to enforce its rights and, as a result thereof or in connection therewith, shall receive any amount which would otherwise require such Lender to make a payment to another Lender pursuant to this clause the relevant Lender shall not be required to make any such payment to (a) a Lender that has the legal right to, but does not (after notification to that Lender by the Lender instituting legal proceedings), join such action or proceeding or commence and diligently prosecute a separate action or proceeding to enforce its rights in the same or another court or (b) the Lenders(s) which shall have joined the same action or proceeding or shall have commenced and prosecuted a separate action or proceeding to enforce their rights in the same or in another court if, by reason of the negligence or wilful default of such Lender(s), such Lender(s) shall obtain a sum which is proportionately smaller (including a nil receipt) than that received by the Lender otherwise required to make a payment pursuant to this clause.

19.4 NOTIFICATION

     Each Lender shall promptly give notice to the Facility Agent of:

     (A) the institution by such Lender of any legal action or proceedings hereunder or in connection herewith prior to such institution; and

     (B) the receipt or recovery by such Lender of any amount due and payable to such Lender hereunder and received or recovered by it otherwise than through the Facility Agent.

     Upon receipt of any such notice the Facility Agent will as soon as practicable thereafter notify all the other Lenders.

20.  BENEFIT OF AGREEMENT

20.1 TRANSFER BY BORROWERS AND THE GUARANTOR

     Except as otherwise provided in clause 3.9, neither any Borrower nor the Guarantor may assign or transfer all or any part of the rights or obligations hereunder without the prior written consent of the Lenders.

20.2 TRANSFER BY LENDERS

     Any Lender (the "TRANSFEROR") may at any time, with the prior written consent of the Borrowers' Agent (such consent not to be unreasonably withheld or delayed) except in the case of any such transfer to another member of the group of companies to which the relevant Lender belongs (provided that the Borrowers' Agent has confirmed to the Facility Agent that it is satisfied (which confirmation shall not be unreasonably withheld and shall be deemed to have been given if the Borrowers' Agent has failed to respond to a request therefor within five Business Days of the date of receipt thereof) that interest payable to the transferee by each relevant Borrower would be a tax deductible expense of such Borrower), in which case no such consent shall be required, transfer to any other bank or financial institution (the "TRANSFEREE") the whole or any part of its rights and/or obligations under the Facility by the delivery to the Facility Agent of a Transfer Certificate substantially in the form of Schedule 8. For the avoidance of doubt, any such transfer may be in whole or in part of the Transferor's relevant Commitment but, if in part, in a minimum amount of $5,000,000 (unless the Borrowers' Agent otherwise agrees at its absolute discretion) and provided that after such transfer such Transferor's Commitment shall not be less than $5,000,000 (or zero if the whole of such Transferor's Commitment is transferred). Each Transfer Certificate delivered to the Facility Agent shall only be valid if it is in writing signed by each of the Transferor and the Transferee and is contained in one document or two counterparts.

20.3 TRANSFER CERTIFICATES

(A) Each of the parties hereto agrees that, following timely receipt by the Facility Agent of a Transfer Certificate from each of a Transferor and a Transferee and with effect from the date of the Transfer
     Certificate:

     (i) the Transferor shall cease to be entitled to the rights and shall be released from the obligations hereunder which are specified in the Transfer Certificate;

     (ii) the Transferee shall become a party hereto as a Lender entitled to rights and liable to observe obligations which differ from those referred to in (i) only insofar as the Transferee is entitled thereto and liable in respect thereof in place of the Transferor;

     accordingly, each of the parties hereto confirms that (a) the delivery by a Transferor to a Transferee of a Transfer Certificate signed by the Transferor constitutes an irrevocable offer by each of the parties hereto to accept the Transferee as a Lender party to this Agreement entitled to such rights and liable to observe such obligations as are mentioned in (ii) above, (b) such offer may be accepted by the execution of the Transfer Certificate by the Transferee and the delivery thereof to the Facility Agent and (c) the provisions of this Agreement shall apply to the contract between the parties hereto arising from the acceptance of such offer.

(B) The Transferee shall, at the same time that any Transfer Certificate is sent to the Facility Agent, pay to the Facility Agent for its own account a fee of $1,000.

20.4 TRANSFEREES

     Each Transferee shall, by its execution of a Transfer Certificate, accept that none of the other parties hereto is in any way responsible for (a) the accuracy and/or completeness of any information supplied to the Transferee in connection herewith, (b) the financial condition, creditworthiness, condition, affairs, status and nature of any Borrower or the Guarantor or the observance by any Borrower or the Guarantor of any of its obligations under this Agreement or any document relating hereto, or (c) the legality, validity, effectiveness, adequacy or enforceability of this Agreement or any document relating hereto or thereto and, save as otherwise expressly provided herein, none of such parties shall, or shall be deemed to be, the agent or trustee of such Transferee in connection herewith.

20.5 OFFICE

     Each Lender shall make its participation in any utilisation of the Facility to which it is a party available from, and may receive the benefit of any payment due to it under this Agreement at, its lending office(s) identified against its name in Schedule 1. A Lender shall give the Facility Agent prior written notice of any change in any lending office (which may only be to another office or other offices in either the United Kingdom or the United States unless the Borrowers' Agent and the Lender concerned otherwise agree, such agreement on the part of the Borrowers' Agent not to be unreasonably withheld or delayed).

20.6 CONFIDENTIALITY

     Each Lender may disclose to a proposed assignee, transferee or sub-participant such information in its possession relating to the Borrowers and the Guarantor as it thinks appropriate but:

     (A) any such person must first undertake to the Lender concerned and to the Borrowers' Agent to keep such information confidential; and

     (B) nothing in this clause 20.6 shall permit the disclosure of any confidential information which the Borrowers' Agent specifically provides in writing should not be disclosed to any person.

20.7 LIMITATION OF INCREASED COSTS

     Where any Lender assigns or transfers all or any part of its rights or obligations hereunder or changes its lending office for the purpose of this Agreement, the Borrower shall not be liable (other than where such change in its lending office was requested by the Borrowers' Agent on behalf of any Borrower) to pay any additional amounts under clauses 12.2 or 13.3 due to circumstances existing on the effective date of such assignment or transfer and which would not have been payable had no such change, assignment or transfer taken place.

20.8 SUB-PARTICIPATIONS

     No Lender shall be required to notify any other party to this Agreement of a sub-participation of its rights and interests hereunder provided that nothing in this clause 20.8 gives any sub-participant any rights against any Borrower or the Guarantor. No Borrower shall be liable to pay any additional amounts under clause 12.2 or clause 13.3 arising as a direct consequence of any such sub-participation.

21.  FURTHER PROVISIONS

21.1 EVIDENCE OF INDEBTEDNESS

     In any proceedings relating to this Agreement:

     (A) a statement as to any amount due to the Lenders under this Agreement which is certified as being correct by an officer of the Facility Agent; and

     (B) a statement as to any amount due to a Lender under this Agreement which is certified as being correct by an officer of the Lender,

     shall, unless otherwise provided in this Agreement, be prima facie evidence that such amount is in fact due and payable.

21.2 APPLICATION OF MONEYS

     If any sum paid or recovered in respect of the liabilities of a Borrower under this Agreement is less than the amount then due, the Facility Agent may apply that sum to principal, interest, fees or any other amount due under this Agreement in such proportions and order and generally in such manner as the Majority Lenders shall determine.

21.3 RIGHTS CUMULATIVE: WAIVERS

     The respective rights of the Facility Agent and the Lenders under this Agreement are cumulative, may be exercised as often as they consider appropriate and are in addition to their respective rights under the general law. The respective rights of the Facility Agent and the Lenders in relation to the Facility (whether arising under this Agreement or under the general law) shall not be capable of being waived or varied otherwise than by an express waiver or variation in writing; and in particular any failure to exercise or any delay in exercising any of such rights shall not operate as a waiver or variation of that or any other such right; any defective or partial exercise of any of such rights shall not preclude any other or further exercise of that or any other such right; and no act or course of conduct or negotiation on their part or on their behalf shall in any way preclude them from exercising any such right or constitute a suspension or any variation of any such right.

21.4 NOTICES

     Except as otherwise stated herein, all notices or other communications hereunder to any party hereto shall be deemed to be duly given or made when delivered (in the case of personal delivery or letter) and when despatched (in the case of telex or fax) to such party addressed to it at its address, telex number or facsimile number:

     (i) in the case of a Lender, as specified in Schedule 1 or at such other address, telex number and/or facsimile number as such Lender may notify to the Facility Agent in writing from time to time;

     (ii) in the case of a Borrower or the Guarantor, as such Borrower and/or the Guarantor may specify in writing to the Borrowers' Agent and the Facility Agent from time to time;

     (iii)in the case of the Borrowers' Agent or the Facility Agent as follows, or as such a party may specify to all the other parties hereto in writing from time to time:

          The Borrowers' Agent  WPP Group plc Agent
                                27 Farm Street
                                London W1X 6RD

                                Facsimile No: 020 7491 8417
                                Attention: Company Secretary

          The Facility Agent    Citibank International plc
                                PO Box 78
                                335 Strand
                                London WC2P 1LS

                                Telephone No: 020 7500 4194
                                Facsimile No: 020 7500 4482/4484
                                Attention: Loans Agency

21.5 ENGLISH LANGUAGE

     All notices or communications under or in connection with this Agreement shall be in the English language or, if in any other language, accompanied by a translation into English. In the event of any conflict between the English text and the text in any other language, the English text shall prevail.

21.6 INVALIDITY OF ANY PROVISION

     If any of the provisions of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

21.7 COUNTERPARTS

     This Agreement may be executed in any number of counterparts, and such execution shall have the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

21.8 CHOICE OF LAW

     This Agreement is governed by, and shall be construed in accordance with, the laws of England.

21.9 SUBMISSION TO JURISDICTION

(A) (i) For the benefit of the Facility Agent and each of the Lenders, all the parties agree that the courts of England are to have jurisdiction to settle any disputes which may arise in connection with the legal relationships established by this Agreement (including, without limitation, claims for set-off or counterclaim) or otherwise arising in connection with this Agreement.

     (ii) Without prejudice to paragraph (i) above, each of the Borrowers and the Guarantor irrevocably submits to the jurisdiction of any state or federal court of the State of New York.

     (iii)The Borrowers and the Guarantor irrevocably waive any objections on the ground of venue or forum non conveniens or any similar grounds.

     (iv) The Borrowers and the Guarantor irrevocably consent to service of process by mail or in any other manner permitted by the relevant law.

(B) The Borrowers and the Guarantor shall at all times maintain an agent for service of process in England and in New York. Such agent shall be, in the case of England, the Company at its address at 27 Farm Street, London W1X 6RD, and, in the case of New York, WPP Group USA, Inc. of 14th Floor, Worldwide Plaza, 309 West 49th Street, New York, NY 10019 - 7399, U.S.A. and any writ, judgment or other notice of legal process shall be sufficiently served on the Borrowers and the Guarantor if delivered to such agent at its address for the time being. The Borrowers and the Guarantor undertake not to revoke the authority of the above agents and if, for any reason, any such agent no longer serves as agent of the Borrowers and the Guarantor to receive service of process, the Borrowers and the Guarantor shall promptly appoint another such agent and advise the Facility Agent thereof. The Company and WPP Group USA, Inc. hereby accept the foregoing appointments and agree to accept service of any writ, judgment or other notice of legal process on behalf of the Borrowers and the Guarantor in the relevant jurisdiction for which they are appointed as agent for service of process.

21.10 WAIVER OF JURY TRIAL

     Each of the parties hereto waives trial by jury in any judicial proceeding involving, directly or indirectly, any matter (whether sounding in tort, contract or otherwise) in any way arising out of, related, or connected with any of the finance documents or the relationship established hereunder and whether arising or asserted before or after the date hereof or before or after the payment, observance and performance in full of such party's obligations hereunder.

21.11(A) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

          (i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent; and

          (ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

     (B) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably) specifies to be necessary be amended to comply with any generally accepted conventions and market practice in the relevant interbank market and otherwise to reflect the change in currency.

Signed by the authorised representatives of the parties.

                                 SCHEDULE 2

                     CALCULATION OF THE MANDATORY COST

(a) For the purpose of paragraph (i) of the definition of Mandatory, the Mandatory Cost for an Advance for each of its Interest Periods is the rate determined by the Facility Agent to be equal to the arithmetic mean (rounded upward, if necessary, to four decimal places) of the respective rates notified by each of the Reference Banks to the Facility Agent as the rate resulting from the application of the following formula:

     in relation to an Advance denominated in sterling:

     BY + S(Y-Z) + F x 0.01% per annum
     ----------------------
          100-(B + S)

     in relation to any other Advance:

     F x 0.01% per annum
     --------
       300

     where on the day of application of the formula:

     B is the percentage of the Reference Bank's eligible liabilities (in excess of any stated minimum) by reference to which the Bank of England and/or the Financial Services Authority ("FSA") requires the Reference Bank to hold on a non-interest-bearing deposit account in accordance with its cash ratio requirements;

     Y is the percentage rate per annum at which sterling deposits are offered by the Reference Bank to leading banks in the London Interbank Market at or about 11.00 a.m. (London time) on that day for the relevant Interest Period;

     S is the percentage of the Reference Bank's eligible liabilities which the Bank of England (or other relevant United Kingdom governmental authority or agency) requires the Reference Bank to place as a special deposit;

     Z is the interest rate per annum payable by the Bank of England to such Reference Bank on special deposits; and

     F is the rate of charge payable by the Reference Bank to the FSA under paragraph 2.02 or 2.03 (as appropriate) of the Fees Regulations (but where for this purpose, the figure in paragraph 2.02b or 2.03b (as appropriate) will be deemed to be zero) expressed in pounds per (pound)1 million of the fee base of the Reference Bank.

(b)  For the purposes of this Schedule 2:

     (i) "ELIGIBLE LIABILITIES" and "SPECIAL DEPOSITS" have the meanings given to them at the time of application of the formula by the Bank of England;

     (ii) "FEE BASE" has the meaning given to it in the Fees Regulations;

     (iii)"FEES REGULATIONS" means any regulations governing the payment of fees for banking supervision currently in force in England.

(c) In the application of the formula, B, Y, S and Z are included in the formula as figures and not as percentages, e.g. if B = 0.5% and Y = 15%, BY is calculated as 0.5 x 15. A negative result from subtracting Z from Y is to be treated as zero.

(d) If a Reference Bank does not supply a rate to the Facility Agent, the applicable Mandatory Cost will be determined on the basis of the rate(s) supplied by the remaining Reference Banks to the Facility Agent.

(e)  (i)  Each formula is applied on the first day of each Interest Period.

     (ii) Each rate calculated in accordance with the formula is, if necessary, rounded upward to four decimal places.

(f) The Facility Agent may, from time to time, after consultation with the Majority Lenders, determine and notify to the Company and the Majority Lenders any amendments or variations which are required to be made to the formula set out above in order to comply with any requirements from time to time imposed by any applicable regulatory authority in relation to Advances denominated in sterling (including, without limitation, any requirements relating to sterling primary liquidity) and any such determination shall, in the absence of manifest error, be conclusive and binding on all the parties hereto.

                                 SCHEDULE 3

                                   PART I

       REQUEST IN RESPECT OF ADVANCES (OTHER THAN TERM-OUT ADVANCES)


To:  [*the Facility Agent]                  Date:  [*         ], 20[*  ]




Dear Sirs,


REVOLVING FACILITY AGREEMENT DATED [          ], 2000
DRAWING NUMBER: [*          ]

1. We refer to clause 5 of the Revolving Facility Agreement. Terms defined in the Revolving Facility Agreement have the same meanings in this Request.

2.   We wish to borrow Advances with the following specifications:

     (a)  Borrower: [*          ]

     (b)  Drawing Date: [*          ], 20[* ]

     (c)  Currency: [*          ]

     (d)  Amount: [*          ]

     (e)  Interest Period: [*          ]

     (f)  Payment Instructions: [*          ]

3. We confirm that the matters represented and warranted by each Borrower and each Guarantor set out in clause 10.2 of the Revolving Facility Agreement are true and accurate on the date of this Request as if made with reference to the facts and circumstances now prevailing and that no Event or Default or Potential Event or Default has occurred and is continuing or would result from the Advance.**

Yours faithfully,


[Authorised Signatory]

for and on behalf of
[Borrowers' Agent]

** Note: This paragraph is not required for a rollover utilisation (as defined in clause 4.3)

                                  PART II

                  REQUEST IN RESPECT OF TERM-OUT ADVANCES

To:  [*the Facility Agent]                  Date:  [*          ], 20[* ]




Dear Sirs,


REVOLVING FACILITY AGREEMENT DATED [          ], 2000
DRAWING NUMBER: [*          ]

1. We refer to clause 5 of the Revolving Facility Agreement. Terms defined in the Revolving Facility Agreement have the same meanings in this Request.

2.   We wish to borrow Term-out Advances with the following specifications:

     (a)  Borrower: [*          ]

     (b)  Drawing Date: [*          ], 20[* ]

     (c)  Currency: [*          ]

     (d)  Amount: [*          ]

     (e)  first Interest Period: [*          ]

     (f)  Final Maturity: [*          ]

     (g)  Payment Instructions: [*          ]

3. We confirm that the matters represented and warranted by each Borrower and each Guarantor set out in clause 10.2 of the Revolving Facility Agreement are true and accurate on the date of this Request as if made with reference to the facts and circumstances now prevailing and that no Event or Default or Potential Event or Default has occurred and is continuing or would result from the Advance.

Yours faithfully,


[Authorised Signatory]

for and on behalf of
[Borrowers' Agent]

                                 SCHEDULE 4

                                CERTIFICATE

                          [Letterhead of Borrower]

To:  [*the Facility Agent]



I [*name],  the  [Secretary]  of [*name of  Borrower]  of  [*address]  (the
"COMPANY")



HEREBY CERTIFY that:

(i) attached hereto marked "A" are true and correct copies of all documents which contain or establish or relate to the constitution of the Company;

(ii) attached hereto marked "B" is a true and correct copy of [resolutions duly passed] at [a meeting of the Board of Directors] of the Company duly convened and held on [ ] 20[* ] approving the Revolving Facility Agreement to be entered into between (1) WPP Group plc, (2) WPP
     Finance Co. Limited, (3) WPP Group U.S. Finance Corp., (4) the Facility Agent and (5) the Lenders named therein and authorising its signature, delivery and performance and such resolutions have not been amended, modified or revoked and are in full force and effect; and

[(iii)attached hereto marked ["C1" and "C2"] are true and correct copies of the acceptance by [each of] the agent in [England and New York] of their [respective] appointments as agent of the Company for the purpose of accepting service of process.]

The following signatures are the true signatures of the persons who have been authorised to sign the Revolving Facility Agreement and to give notices and communications, including notices of drawing, under or in connection with the Revolving Facility Agreement.

Name           Position                            Signature
*              *
*              *
*              *
Signed:
       ----------------------------
               [Secretary]

                               """"""""""""""

                                 SCHEDULE 5

                          FORM OF ACCESSION NOTICE

To:  [the Facility Agent]


1.   We refer to an agreement (the "REVOLVING  FACILITY  AGREEMENT")  dated
     [          ], 2000 and made between (1) WPP Group plc, (2) WPP Finance
     Co. Limited, (3) WPP Group U.S. Finance Corp., (4) the Facility Agent and (5) the Lenders named therein. Terms defined in the Revolving Facility Agreement shall bear the same meaning herein.


2.   We hereby give you notice that we wish [proposed  additional Borrower]
     of [address, telex number], a company incorporated in [*          ] to
     become a Borrower under the terms of the Revolving Facility Agreement.

3. As contemplated by the provisions of the Revolving Facility Agreement we, [proposed additional Borrower], shall accordingly become entitled to make Requests under the Revolving Facility Agreement in accordance with the terms and conditions thereof and undertake with the Facility Agent and the Lenders and the Company to be bound by the terms and conditions of the Revolving Facility Agreement insofar as such terms and conditions apply to an additional Borrower.

4.   We, [proposed additional  Borrower],  confirm that at [          ] the
     representations set out in paragraphs  [*          ] of clause 10.2 of
     the Revolving Facility Agreement would be true (to the extent that such representations can relate to any additional Borrower) if repeated by reference to ourselves instead of the Company and each
     Borrower and we, as the Company,  confirm  that, at  [          ]  the
     representations  set  out in  clause  10.2 of the  Revolving  Facility
     Agreement are true and no Event of Default or Potential Event of Default has occurred and is continuing.

5. The Borrowers' Agent (as agent for itself and for each of the Borrowers and the Guarantors) confirms that clause [16] of the Revolving Facility Agreement shall apply to the obligations of the additional Borrower under the Revolving Facility Agreement.

6.   We  enclose  in  respect  of  [proposed   additional   Borrower]   the
     Certificate set out in Schedule 4 of the Revolving Facility Agreement.

Yours faithfully

for and on behalf of                for and on behalf of

[additional Borrower]               [Borrowers' Agent]

                                 SCHEDULE 6

                      NOTICE OF PROPOSED SUBSTITUTION

To:  [the Facility Agent]


     Attention:                                                      [Date]

Pursuant  to  clause  3.9  of  the  Revolving   Facility   Agreement  dated
[          ],  2000  between WPP Group plc,  WPP Finance Co.  Limited,  WPP
Group U.S. Finance Corp., the Facility Agent and the Lenders (each as defined therein) we hereby give you notice of the following proposed substitution of a Borrower in relation to the Advances mentioned below:

(a)  Existing Borrower: [*          ]

(b)  Proposed Substitute Borrower: [*          ]

(c)  Proposed date for substitution: [*          ]

(d)  Drawing Date or Date of Issue of relevant Advance: [*          ]

(e)  Drawing of Advances: [*          ]

(f)  Currency of Advance: [          ]


                             Yours faithfully,

                           [Authorised Signatory]

                            For and on behalf of
                             [Borrowers' Agent]

* must be at least fourteen days after the date upon which the Facility Agent will receive this Notice.

                                 SCHEDULE 7

                         FORM OF NOVATION AGREEMENT

A NOVATION AGREEMENT dated [          ]

BETWEEN:

(1)  [                    ] (the "ORIGINAL BORROWER");

(2)  [                    ] (the "SUBSTITUTE BORROWER");

(3) WPP GROUP plc on behalf of itself and each other Borrower (as such capitalised terms are defined in the Revolving Facility Agreement referred to below) (the "BORROWERS' AGENT");

(4)  [                    ]  as facility  agent (the  "FACILITY  AGENT") on
     behalf of itself and the Lenders (as defined in the Revolving Facility Agreement referred to below);

is supplemental  to the Revolving  Facility  Agreement dated  [          ],
2000 and made between WPP Group plc, WPP Finance Co. Limited, WPP Group U.S. Finance Corp., the Facility Agent and the Lenders (all as named therein) (the "REVOLVING FACILITY AGREEMENT").

IT IS AGREED:

1.   NOVATION

     In consideration of a payment made by the Original Borrower to the Substitute Borrower and the release of the Original Borrower from its obligations and liabilities (actual or contingent) specified in the Schedule hereto under the Revolving Facility Agreement and with effect
     on  and  from  [          ]  (the  "EFFECTIVE  DATE")  the  Substitute
     Borrower hereby undertakes to observe and perform all the obligations and liabilities (actual or contingent) of the Original Borrower under the Revolving Facility Agreement in respect of the Advances specified in the Schedule (including any such obligations or liabilities as may have accrued or become due in respect thereof prior to the Effective
     Date).

2.   INTEGRATION

     This Novation Agreement shall be read as one with the Revolving Facility Agreement so that any reference therein to "THIS AGREEMENT", "HEREUNDER" and similar shall include and be deemed to include this Novation Agreement.

3.   REPRESENTATIONS AND WARRANTIES

     The Substitute  Borrower represents and warrants to the Facility Agent
     and the Lenders on  [          ]  in the terms of the  representations
     and warranties contained in clause 10.2 of the Revolving Facility Agreement (with reference to the facts and circumstances subsisting as at such date).

4.   CONTINUING LIABILITY

     The Borrowers' Agent on behalf of itself acknowledges and confirms that its obligations under clause 16 of the Revolving Facility Agreement apply to the obligations and liabilities assumed by the Substitute Borrower hereunder.

                                  SCHEDULE

                  [                                      ]

IN WITNESS whereof the parties hereto have caused this Novation Agreement to be duly executed on the date first written above.

For and on behalf of
[The Original Borrower]
                                -------------------------------------------

For and on behalf of
[The Substitute Borrower]
                                -------------------------------------------

For and on behalf of the
Guarantor, each Borrower and
the Borrowers' Agent
                                -------------------------------------------

For and on behalf of each
Lender and the Facility Agent
                                -------------------------------------------

                                 SCHEDULE 8

                        FORM OF TRANSFER CERTIFICATE

To: [*the Facility Agent]

                            TRANSFER CERTIFICATE

relating  to  a  Revolving  Facility  Agreement  (the  "REVOLVING  FACILITY
AGREEMENT") dated [          ], 2000 and made between (1) WPP Group plc (as
Guarantor), (2) WPP Finance Co. Limited (as borrower), (e) WPP Group U.S. Finance Corp., (4) the Facility Agent and (5) the Lenders named therein. Terms defined in the Revolving Facility Agreement have the same meanings herein.

1. [Transferor Lender] (the "LENDER") (a) confirms that to the extent that details appear in the Schedule hereto against, as the case may be, the heading "LENDER'S COMMITMENT" and/or "Lender's Participation", such details accurately summarise, as the case may be, its participation in the Facility and (b) requests [Transferee Lender] (the "TRANSFEREE") to accept and procure the transfer to the Transferee of the portion specified in the Schedule of, as the case may be, its participation in the Facility by counter-signing and delivering this Transfer Certificate to the Facility Agent at its address for the service of notices specified in the Revolving Facility Agreement.

2. The Transferee hereby requests the Facility Agent to accept this Transfer Certificate as being delivered to the Agent pursuant to and for the purposes of clause 20.3 of the Revolving Facility Agreement so as to take effect in accordance with the terms thereof on [date of transfer].

3. The Transferee confirms that it has received a copy of the Revolving Facility Agreement together with such other documents and information as it has required in connection with this transaction and that it has not relied and will not hereafter rely on the Lender to check or enquire on its behalf into the execution, validity, enforceability, effectiveness, adequacy, accuracy or completeness of any such documents or information and further agrees that it has not relied and will not rely on the Lender to assess or keep under review on its behalf the financial condition, credit worthiness, affairs, status or nature of the Borrower or of any other party to the Revolving Facility Agreement.

4. The Transferee hereby undertakes with the Lender and each of the other parties to the Revolving Facility Agreement that it will perform in accordance with their terms all those obligations which by the terms of the Revolving Facility Agreement will be assumed by it after delivery of this Transfer Certificate to the Facility Agent and satisfaction of the conditions (if any) subject to which this Transfer Certificate is expressed to take effect.

5.   The Transferee confirms to the Facility Agent as follows:

     (A) it will be beneficially entitled to its rights to principal and interest under the Agreement; and

     (B)  it is either:

          (i) a bank within the Meaning of Section 840A of the Income and Corporation Taxes Act 1988 which is resident in the United Kingdom for tax purposes; or

          (ii) not resident for tax purposes in the United Kingdom.

     This confirmation is given as at the date of the transfer. The Transferee agrees that it will notify the Facility Agent promptly of any change in any of these matters.

6. The Lender makes no representation or warranty and assumes no responsibility with respect to the execution, validity, enforceability, effectiveness or adequacy of the Revolving Facility Agreement or any document relating thereto and assumes no responsibility for the financial condition of any Borrower or the Guarantor or any other party to the Revolving Facility Agreement or for the performance and observance by any Borrower or the Guarantor or any other such party of any of its obligations under the Revolving Facility Agreement or any document relating thereto and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded.

7. The Lender hereby gives notice to the Transferee (and the Transferee hereby acknowledges and agrees with the Lender) that the Lender is under no obligation to purchase (or in any other manner to assume, undertake or discharge any obligation or liability in relation to) the portion transferred and referred to in the Schedule at any time after this Transfer Certificate shall have taken effect.

8. Following the date upon which this Transfer Certificate shall have taken effect, without limiting the provisions hereof, each of the Transferee and the Lender hereby acknowledges and confirms to the other that in relation to the portion transferred and referred to in the Schedule variations, amendments or alterations to any of the terms of any of the Revolving Facility Agreement and the Financing Documents arising in connection with any renegotiation or rescheduling of the obligations hereunder shall apply to and be binding on the Transferee alone.

9. This Transfer Certificate and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with English law.

                                THE SCHEDULE

LENDER'S COMMITMENT                                PORTION TRANSFERRED

Facility Commitment

LENDER'S PARTICIPATION

AMOUNT                             TERM            PORTION TRANSFERRED

[Transferor Lender]                                [Transferee Lender]
                                                   Address:
                                                   Telex:
By:                                                By:

Date:                                              Date:

                                SIGNATORIES

THE BORROWERS

WPP FINANCE CO. LIMITED
WPP GROUP U.S. FINANCE CORP.

For each of the above as Borrower

By: PAUL RICHARDSON



THE GUARANTOR

WPP GROUP PLC

By: PAUL RICHARDSON



THE BORROWERS' AGENT

WPP GROUP PLC

By: PAUL RICHARDSON



THE FACILITY AGENT

CITIBANK INTERNATIONAL PLC

By: MICHAEL LLEWELYN-JONES



THE LENDERS

BANK OF AMERICA, N.A.

By: THOMAS WEITH



BARCLAYS BANK PLC

By: RICHARD STANNING



BNP PARIBAS

By: NICK SAINT



CITIBANK N.A.

By: MICHAEL LLEWELYN-JONES



CREDIT AGRICOLE INDOSUEZ

By: ADAM LAX
    DANIEL QUIRK



FIRST UNION NATIONAL BANK

By: JOHN MAIER



FLEET NATIONAL BANK

By: DAMARIS ALBARRAN



HSBC BANK PLC

By: NIGEL SHAW



ING BANK N.V., LONDON BRANCH

By: KEITH JACQUES



THE ROYAL BANK OF SCOTLAND PLC

By: STEVE BARLOW



SUMITOMO BANK, LTD.

By: JOHN TIMMS



WACHOVIA BANK N.A.

By: JEFF McCOY



WESTDEUTSCHE LANDESBANK GIROZENTRALE

By: TIM SAI-LOUIE
    MICHAELA ZINSER